EXHIBIT (99.12)

Treasury Board Secretariat Public Accounts of Ontario Annual Report and Consolidated Financial Statements 2018–2019 Ontario

Treasury Board Secretariat Office of the Minister 99 Wellesley Street West Room 4320, Whitney Block Toronto, ON M7A 1W3 Tel.: 416-327-2333 Fax: 416-327-3790	Ministry of Finance Office of the Minister 7th Floor, Frost Building South 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Telephone: 416-325-0400 Facsimile: 416-325-0374	Secrétariat du Conseil du Trésor Bureau du ministre 99, rue Wellesley Ouest Édifice Whitney, bureau 4320 Toronto (Ontario) M7A 1W3 Tél. : 416 327-2333 Téléc. : 416 327-3790	Ministère des Finances Bureau du ministre 7 étage, Édifice Frost Sud 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Téléphone: 416-325-0400 Télécopieur:416-325-0374

The Honourable Elizabeth Dowdeswell, OC, OOnt

Lieutenant Governor of Ontario

Legislative Building

Queen’s Park

Toronto, ON M7A 1A1

May It Please Your Honour:

The undersigned have the privilege to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2019, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

Original signed by	Original signed by

The Honourable Peter Bethlenfalvy	The Honourable Rod A. Phillips
President of the Treasury Board	Minister of Finance
Toronto, September 2019	Toronto, September 2019

Financial Statement Discussion and Analysis, 2018–2019	i

ii	Financial Statement Discussion and Analysis, 2018–2019

Foreword

I am pleased to present the Province of Ontario’s Public Accounts for 2018–19. Each year, the government releases the Public Accounts to give the people of Ontario a clear and transparent view into their province’s finances.

Our government’s plan is focused on investing in front-line programs and services like health care and education, restoring trust in Ontario’s finances and making sure our province continues to be a great place to live, work and raise a family. This is our commitment that guides everything we do. From Windsor to Kenora, Ottawa to Moosonee, we are focused on building success today and prosperity for future generations.

The Public Accounts of Ontario 2018-2019 demonstrate that we can respect taxpayer dollars and focus on things like our world class health care, education and transportation systems.

While we continue to work to change the culture of government, we are investing in core programs and services. For example, this year we committed to invest a total of $18 billion in the hospital sector.

When our government assumed office, we knew that restoring trust and accountability to the province’s finances while investing in vital services that the people of Ontario depend on was our top priority. We acted immediately and put a freeze on discretionary spending, curbing things that could be put on hold without putting service delivery at risk.

In the months that followed, we have continued the hard work of ensuring public services are effective, efficient and sustainable for future generations by:

●

Implementing measures to curb the “March Madness” — spending that governments typically see at the end of their fiscal year, as they attempt to use the remainder of their budgets — and saving $153 million in taxpayer dollars as a result of these and other expenditure management efforts;

●	Removing fax and phone landlines across the Ontario Public Service;

●

Creating an Independent Financial Commission of Inquiry to look into Ontario’s past spending and accounting practices which concluded that the previous government left Ontario with a $15 billion deficit in 2018–19;

●	Implementing a new Audit and Accountability Committee to add more scrutiny and accountability in government spending;

●	Commissioning EY Canada’s line-by-line review and taking action to implement its recommendations to deliver value for money for the people of Ontario;

Financial Statement Discussion and Analysis, 2018–2019	iii

●	Initiating a cross-government Multi-Year Planning process to help us take stock of all available opportunities to build a more sustainable government, both now and in the future.

Through these measures, we are tackling the deficit in a measured and responsible way.

Our government is working hard, every day, to restore trust and accountability to the province’s finances while maintaining the quality services that the people of Ontario expect and deserve. We will continue to be open, honest and transparent about the state of Ontario’s finances, and work to ensure that taxpayers are getting the most value for their hard-earned money.

Our government will continue to chart a prudent and responsible path to balance that will improve services, reduce the debt burden and build for the future. That is our commitment to the people of Ontario.

Original signed by

The Honourable Peter Bethlenfalvy

President of the Treasury Board

iv	Financial Statement Discussion and Analysis, 2018–2019

Introduction

The Annual Report is a key element of the Public Accounts of the Province of Ontario and is central to demonstrating the Province’s transparency and accountability in reporting its financial activities and position. Ontario’s Consolidated Financial Statements present the financial results for the 2018–19 fiscal year against the 2018 Restated Budget released in March 2018, and the financial position of the government as at March 31, 2019. As in previous years, the Annual Report also compares the current year’s results to the prior year’s results and provides a five-year trend analysis for a number of key financial ratios.

Producing the Public Accounts of Ontario requires the teamwork and collaboration of many stakeholders across Ontario’s public sector. The Office of the Auditor General plays a critical role in auditing and reporting on the Province’s financial statements, and the Standing Committee on the Public Accounts also plays an important role in providing legislative oversight and guidance. I would like to thank everyone for their contributions.

We welcome your comments on the Public Accounts. Please share your thoughts by email to infoTBS@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Treasury Board Secretariat, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, Ontario M7A 1Y7.

Original signed by

Kevin French

Deputy Minister, Treasury Board Secretariat

and Secretary of Treasury Board and

Management Board of Cabinet

Financial Statement Discussion and Analysis, 2018–2019	1

Guide to the Public Accounts

The Public Accounts of the Province of Ontario comprise this Annual Report and two supporting volumes.

The Annual Report includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province and other supporting schedules and disclosures.

Financial Statement Discussion and Analysis

The first section of the Annual Report is the Financial Statement Discussion and Analysis section, which:

●	Compares the Province’s financial results to both the 2018 Restated Budget and results for the previous year;

●	Shows trends in key financial items and indicators of financial condition;

●	Sets out key potential risks to financial results and strategies used to manage them;

●	Includes descriptions of various assets and liabilities on the statement of financial position; and

●	Presents non-financial activities results and discusses important initiatives related to enhancing transparency and accountability.

The Consolidated Financial Statements

The Consolidated Financial Statements show the Province’s financial position at the end of the previous fiscal year, its financial activities during the reporting period and its financial position at the end of the reporting fiscal year. The statements are linked, and figures that appear in one statement may affect another.

The Province’s financial statements are presented on a consolidated basis, meaning that the Province’s statement of financial position and statement of operations reflect the combination of ministry results as well as financial results for entities that are controlled by the government (see Note 1 to the Consolidated Financial Statements for more details). Therefore, reported revenues and expenses of the Province can be affected directly by the activities of ministries as well as the performance of controlled entities such as government business enterprises (GBEs) and broader public sector (BPS) organizations, i.e., hospitals, school boards and colleges. In addition, the Province’s results are also affected by transfer payments made to non-consolidated entities, such as municipalities and universities.

2	Financial Statement Discussion and Analysis, 2018–2019

The financial statements comprise:

●

The Consolidated Statement of Operations, which provides a summary of the government’s revenue for the period less its expenses, and shows whether the government incurred an operating deficit or surplus for the year. The results for the current year are presented along with the Restated Budget Plan, and the financial results for the prior fiscal period. The annual surplus/deficit has an impact on the Province’s financial position.

●

The Consolidated Statement of Financial Position, which reports the Province’s assets and liabilities and is also known as the balance sheet. The Province’s total liabilities include debt and other long-term financing. Financial assets include cash, short-term investments, amounts due from others and investment in GBEs. The difference between total liabilities and financial assets is the Province’s net debt, which provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Non-financial assets, mainly tangible capital assets such as highways, bridges and buildings, are subtracted from net debt to arrive at the accumulated deficit. A deficit in the year increases the accumulated deficit.

●

The Consolidated Statement of Change in Net Debt, which shows how the Province’s net debt position changed during the year. The main factors impacting net debt are the annual surplus/deficit and additions to tangible capital assets.

●

The Consolidated Statement of Change in Accumulated Deficit, which is a cumulative total of all the Province’s annual deficits and surpluses to date. It is mainly affected by the annual surplus/deficit in a year.

●

The Consolidated Statement of Cash Flow, which shows the sources and uses of cash and cash equivalents over the year. Two major sources of cash are revenues and borrowings. Uses of cash include funding for operating costs, investments in capital assets and debt repayment. The statement is presented in what is referred to as the indirect method, meaning that it starts with the annual surplus or deficit and reconciles that to the cash flow from operations by adding or subtracting non-cash items, such as amortization of tangible capital assets. It also shows cash used to acquire tangible capital assets and investments, as well as cash generated from financing activities.

When reading the Consolidated Financial Statements, it is essential to also read the accompanying notes and schedules, which summarize the Province’s significant accounting policies and provide additional information on underlying financial activities, market value of investments, contractual obligations and risks.

Financial Statement Discussion and Analysis, 2018–2019	3

Other elements of the Annual Report

●

In the Statement of Responsibility, the government acknowledges its responsibility for the Consolidated Financial Statements and the Financial Statement Discussion and Analysis. The Statement, which appears on page 5, outlines the accounting policies and practices used in preparing the financial statements and acknowledges the government’s responsibility for financial management systems and controls.

●

The Auditor General’s Report, which appears on page 47–49, expresses an opinion under the Auditor General Act as to whether the statements fairly present the annual financial results and financial position of the government in accordance with Canadian Public Sector Accounting Standards.

Supporting volumes

Volume 1 contains ministry statements and detailed schedules of debt and other items. Individual ministry statements compare actual expenses to the amounts appropriated by the Legislative Assembly. Appropriations are made through the Estimates, Supplementary Estimates and annual Supply Act (as modified by Treasury Board Orders), other statutes and special warrants, if any. The ministry statements include amounts appropriated to fund certain provincial organizations, including hospitals, school boards and colleges. The financial results of all provincial organizations included in the government reporting entity in accordance with Public Sector Accounting Standards are consolidated with those of the Province to produce the Consolidated Financial Statements in accordance with the accounting policies as described in Note 1 to the statements.

Volume 3 contains the details of payments made by ministries to vendors (including sales tax) and transfer payment recipients that exceed certain thresholds, including: payments to suppliers of temporary help services; payments made directly to a supplier by the ministry for employee benefits; travel payments for employees; total payments for grants, subsidies or assistance to persons, businesses, non-commercial institutions and other government bodies; other payments to suppliers of goods and services; and statutory payments.

Starting in 2018–19, Volume 2 no longer forms a part of the Public Accounts. Volume 2 previously contained the individual statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, as well as other miscellaneous financial statements. These statements are available via web link to the organization’s website through ontario.ca/publicaccounts or upon request.

4	Financial Statement Discussion and Analysis, 2018–2019

Statement of Responsibility

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB).

The Consolidated Financial Statements are audited by the Auditor General of Ontario in accordance with the Auditor General Act, and with Canadian generally accepted assurance standards. The Auditor General expresses an independent audit opinion on these Consolidated Financial Statements. Her report, which appears on pages 47–49, provides her audit opinion and the basis for this opinion.

Management prepares the Consolidated Financial Statements in accordance with generally accepted accounting principles for the public sector. Management is also responsible for maintaining systems of financial management and internal controls to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded, and reliable financial information is available for preparation of these Consolidated Financial Statements.

Original signed by	Original signed by	Original signed by
Kevin French	Greg Orencsak	Maureen Buckley, CPA, CA
Deputy Minister, Treasury Board Secretariat and Secretary of Treasury Board and Management Board of Cabinet	Deputy Minister, Ministry of Finance	Assistant Deputy Minister and Provincial Controller, Treasury Board Secretariat

August 16, 2019	August 16, 2019	August 16, 2019

The Government of Ontario is responsible for the Consolidated Financial Statements and accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis. Those charged with governance are responsible for overseeing the Government of Ontario’s financial reporting process.

Original signed by	Original signed by
The Honourable Peter Bethlenfalvy	The Honourable Rod A. Phillips
President of the Treasury Board	Minister of Finance

August 16, 2019	August 16, 2019

Financial Statement Discussion and Analysis, 2018–2019	5

6	Financial Statement Discussion and Analysis, 2018–2019

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Financial Statement Discussion and Analysis, 2018–2019	7

8	Financial Statement Discussion and Analysis, 2018–2019

 Highlights

The 2018 Restated Budget numbers have been adjusted, consistent with the Auditor General’s Review of the 2018 Pre-Election Report on Ontario’s Finances, which includes a change in the accounting treatment of pension expenses and global adjustment refinancing. In September 2018, the Independent Financial Commission of Inquiry (Commission) released its report, making recommendations to the government on its accounting practices and providing a revised baseline deficit of $15.0 billion for 2018–19. Subsequently, in the 2018 Ontario Economic Outlook and Fiscal Review (Fall Economic Statement) the government reported a deficit of $14.5 billion, an improvement of $0.5 billion relative to the Commission’s baseline, as a result of immediate government actions taken to drive efficiencies. The interim 2018–19 fiscal outlook was further improved by $2.8 billion to $11.7 billion as reported in the 2019 Budget.

Financial highlights

●

The Province posted a $7.4 billion deficit for the fiscal year ended March 31, 2019; which is lower than the 2018–19 Restated Budget due to higher revenues and controlled spending. (see Table 1 on page 11)

●

Total revenues are $153.7 billion, which are $1.2 billion or 0.8 per cent higher than the 2018–19 Restated Budget led by higher taxation revenues reflecting strong corporate profits, a growing job market, and higher consumer consumption (see details on pages 12-13).

●

Total program expenses are $148.7 billion, which are $2.3 billion or 1.5 per cent lower than the 2018–19 Restated Budget. While investments are higher in health and postsecondary education, program expenses in other sectors are lower due to restrictions placed on discretionary spending across government and other factors such as scheduling changes in investments in municipal transit infrastructure and the cancellation of the cap and trade program (see details on pages 17-20).

●	Interest on debt is slightly lower than the 2018–19 Restated Budget by $0.1 billion but higher by $0.5 billion, or 4.2 per cent from the previous year (see details on page 23).

●

The net book value of Ontario’s capital assets, such as buildings and transportation infrastructures, grew by $7.0 billion during the year. The Province invested $13.0 billion in assets owned by the Province reflecting new capital investments, mainly in the transportation, health and education sectors. The Province also made $2.9 billion in additional investments in transfers to non-consolidated partners and other infrastructure expenditures (see details on pages 25-27).

Financial Statement Discussion and Analysis, 2018–2019	9

●

Total liabilities increased by $20.1 billion and total financial assets increased by $5.4 billion, resulting in an increase of $14.7 billion or 4.5 per cent in net debt from the previous year. Accumulated deficit increased by $7.6 billion or 3.6 per cent from the previous year mainly as a result of the reported deficit of $7.4 billion, and $0.2 billion of other adjustments related to Government Business Enterprises (see details on pages 28-29).

10	Financial Statement Discussion and Analysis, 2018–2019

Highlights

2018–19 Financial Highlights ($ Billions)					Table 1

Consolidated Statement of Operations For the fiscal year ended March 31
				Change from
	2018 Restated Budget[1]	2018–19 Actual	2017–18 Restated Actual[2]	2018 Restated Budget	2017–18 Restated Actual

Total Revenue	152.5	153.7	150.6	1.2	3.1

Expense
Programs	151.0	148.7	142.4	(2.3)	6.3
Interest on debt	12.5	12.4	11.9	(0.1)	0.5
Total Expense	163.5	161.1	154.3	(2.4)	6.8

Reserve	0.7	–	–	(0.7)	–

Annual Deficit	(11.7)	(7.4)	(3.7)	4.3	(3.7)

Consolidated Statement of Financial Position As at March 31

Financial Assets		87.2	81.8		5.4
Liabilities		425.7	405.6		20.1
Net Debt		(338.5)	(323.8)		(14.7)
Non-Financial Assets		121.9	114.8		7.1
Accumulated Deficit		(216.6)	(209.0)		(7.6)
[1]	Expenses reported in 2018 Restated Budget have been adjusted for changes in accounting policy. See Note 17 of the Consolidated Financial Statements.
[2]	Financial assets and liabilities have been restated for changes in presentation. See Note 17 of the Consolidated Financial Statements.

  Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2018–2019	11

Analysis of 2018–19 Results

Details of 2018–19 Actual Results ($ Billions)					Table 2

				Change from
	2018 Restated Budget	2018–19 Actual	2017–18 Restated Actual	2018 Restated Budget	2017–18 Restated Actual

Revenue
Taxation	103.6	105.5	99.7	1.9	5.8
Government of Canada	26.0	25.1	24.9	(0.9)	0.2
Income from government business enterprises	5.3	5.5	6.2	0.2	(0.7)
Other non-tax revenue	17.6	17.6	19.9	–	(2.3)
Total Revenue	152.5	153.7	150.6	1.2	3.1

Note: Numbers may not add due to rounding.

Revenue

Change from 2018 Restated Budget

In the 2018 calendar year, Ontario’s real GDP grew by 2.3 per cent, driven by gains in consumer spending and business investment in machinery and equipment. Growth was above the forecast of 2.2 per cent in the 2018 Restated Budget.

Revenues for 2018–19 were $153.7 billion, 0.8 per cent higher than the 2018 Restated Budget projection. See Chart 1 for a breakdown of revenues by source.

●

Taxation revenues were $105.5 billion, 1.9 per cent higher-than-projected in the 2018 Restated Budget mainly due to higher Corporations Tax (CT) and Harmonized Sales Tax (HST), partially offset by lower Personal Income Tax (PIT), Ontario Health Premium (OHP) and Land Transfer Tax (LTT). CT was $1.5 billion higher reflecting higher amounts from processing tax returns for 2018 and prior years. HST was $1.0 billion higher due to higher levels of household spending in 2017 and 2018. PIT and OHP are $0.3 billion lower mainly due to tax measures such as Low-income Individuals and Families Tax (LIFT) Credit and lower amounts from the processing of tax returns for 2018 and prior years. LTT was $0.4 billion lower due to weaker-than-expected housing resales in 2018.

●	Transfers from the Government of Canada were lower than the 2018 Restated Budget forecast by $0.9 billion, mainly reflecting lower-than-expected funding for infrastructure projects.

●

Income from GBEs was $0.2 billion higher, reflecting higher-than-projected net income from the Ontario Lottery and Gaming Corporation (OLG), the Liquor Control Board of Ontario (LCBO) and Ontario Power Generation Inc. (OPG).

12	Financial Statement Discussion and Analysis, 2018–2019

●

Other non-tax revenues were on aggregate close to the restated budget forecast. Lower revenue from carbon allowance proceeds due to the cancellation of the cap and trade program is offset by higher revenue from other sources.

Financial Statement Discussion and Analysis, 2018–2019	13

Change from 2017–18 Restated Actuals and earlier years

Total revenues for 2018–19 increased by $3.1 billion, or 2.1 per cent, from the previous year.

●

Taxation revenues grew by $5.8 billion, or 5.8 per cent, mostly reflecting growth in PIT, CT and HST revenues. PIT revenue grew by $2.5 billion, or 7.5 per cent, mostly reflecting employment and wage growth in 2018. CT revenue grew by $1.0 billion (6.4 per cent) due to strong operating profit growth of 9.6 per cent in 2018–19. HST revenue grew by $1.7 billion (7.4 per cent) supported by nominal personal consumption growth of 4.8 per cent.

●

Revenues from the Government of Canada were higher in 2018–19 by $0.2 billion, reflecting transfers to major federal funding programs including the Canada Health Transfer, the Canada Social Transfer, funding for home care and mental health, labour market programs, transfers for early learning and child care, and direct transfers to the Broader Public Sector. This increase was partially offset by lower Equalization payments and transfers for infrastructure programs.

●

Income from GBEs was lower in 2018–19 by $0.7 billion largely reflecting one-time revenues in 2017–18 from OPG and OLG. Lower OPG net income was largely reflecting one-time revenues in 2017–18 arising from the sale of OPG’s head office properties and Lakeview lands, and OLG one-time gains in 2017–18 on sale of assets related to the transition of gaming bundles to service providers. Hydro One net income was lower primarily due to the write-down arising from a regulatory decision on sharing tax savings with ratepayers related to the Initial Public Offering of Hydro One.

●

Other non-tax revenue was lower by $2.3 billion in 2018–19, mainly reflecting one-time revenue from Hydro One shares sold in 2017–18, the cancellation of the cap and trade program subsequent to the auction held on May 15, 2018, and ending of the Debt Retirement Charge in 2017–18. This decrease is partially offset by higher revenue from other sources.

14	Financial Statement Discussion and Analysis, 2018–2019

Revenue trend

Chart 2 shows the recent trends in revenue for the Province’s major revenue sources.

Taxation revenue

Between 2014–15 and 2018–19, taxation revenue grew at an annual average rate of 6.4 per cent, higher than the average annual nominal GDP growth of 4.2 per cent.

Although economic growth and increases in taxation revenue are closely linked, the relationship is affected by several factors. Growth in some revenue sources, such as corporations tax and mining tax, can diverge significantly from economic growth in any given year due to the inherent volatility of business profits as well as the use of tax provisions such as the option to carry losses forward or backward. The impact of housing completions and resales on HST and land transfer tax revenue is proportionately greater than their contribution to GDP. As well, changes in such sources as volume-based gasoline and fuel taxes are more closely aligned to growth in real as opposed to nominal GDP as these revenue sources are less influenced by price changes.

Much of the rising trend in taxation revenues between 2014–15 and 2018–19 reflects a growing economy.

Financial Statement Discussion and Analysis, 2018–2019	15

Federal government transfers

Government of Canada transfers are based on existing federal-provincial funding arrangements and formulas. These include major federal transfers such as the Canada Health Transfer, Canada Social Transfer, and Equalization. There are also a number of federal transfers to the Province which are largely program-specific such as for social housing, infrastructure and labour market programs. Some transfers are ongoing while others are time-limited.

Between 2014–15 and 2018–19, Government of Canada transfers grew at an annual average rate of 3.4 per cent.

Income from government business enterprises

Revenue of the Province includes the net income of the following GBEs: Hydro One Limited1, Liquor Control Board of Ontario, Ontario Lottery and Gaming Corporation, Ontario Power Generation Inc. and Ontario Cannabis Retail Corporation.

Between 2014–15 and 2018–19, income from GBEs decreased at an annual average rate of 0.7 per cent.

Other non-tax revenues

Other non-tax revenues arise from a number of sources, including vehicle and driver registration fees, sales and rentals of goods and services, other fees, licences and permits, reimbursements of provincial expenditures in delivering certain services, royalties for the use of Crown resources, and electricity sector revenues such as the debt retirement charge and power supply contract recoveries.

Other non-tax revenues grew at an annual average rate of 1.9 per cent between 2014–15 and 2018–19.

[1]	Provincial revenue from Hydro One Limited’s net income is proportional to the Province’s ownership share.

16	Financial Statement Discussion and Analysis, 2018–2019

Expense

Details of 2018–19 Actual Results ($ Billions)					Table 3

				Change from
	2018 Restated Budget[2]	2018–19 Actual	2017–18 Restated Actual	2018 Restated Budget	2017–18 Restated Actual
Expense
Health sector	61.2	61.5	59.1	0.3	2.4
Education sector[1]	29.0	28.7	27.3	(0.3)	1.4
Children’s and social services sector	17.9	17.2	16.4	(0.7)	0.8
Postsecondary and training sector	11.8	11.9	11.1	0.1	0.8
Justice	4.5	4.4	4.2	(0.1)	0.2
Other programs[1]	26.6	25.0	24.3	(1.6)	0.7
Total Program Expense	151.0	148.7	142.4	(2.3)	6.3

Interest on debt	12.5	12.4	11.9	(0.1)	0.5

Total Expense	163.5	161.1	154.3	(2.4)	6.8

Reserve	0.7	–	–	(0.7)	–

[1]  Ontario Teachers’ Pension Plan impact is included in Other programs to align with the presentation in table 3.17 of the 2018 Budget. In the Consolidated Financial Statements, this item appears under the Education sector. Schedule 4 to the financial statements provides details.

[2]  Expenses reported in 2018 Restated Budget have been adjusted for changes in accounting policy. See Note 17 of the Consolidated Financial Statements.

  Note: Numbers may not add due to rounding.

Change from 2018 Restated Budget

Total expense in 2018–19 was $161.1 billion, which was $2.4 billion lower than the 2018 Restated Budget. Program spending was $148.7 billion, down $2.3 billion from the plan of $151.0 billion. Spending in health, postsecondary and training was higher than planned, offset by lower spending in education, children’s and social services and justice programs (see Table 3). Interest on debt expense was $12.4 billion, which was $0.1 billion below the plan of $12.5 billion.

Financial Statement Discussion and Analysis, 2018–2019	17

See Chart 3 for details of program expense by sector.

Total program spending was $2.3 billion lower than the 2018 Restated Budget, resulting in actual program expense of $148.7 billion. The decrease was attributable to:

●	Education sector expense that was $0.3 billion lower than planned, which was mainly due to lower-than-forecast school board spending;

●

Children’s and social services sector expense that was $0.7 billion lower than planned. The ministry implemented strategies to restrict discretionary and other spending as a result of holding social assistance rate of increases to the rate of inflation;

●

Justice sector expense that was $0.1 billion lower than planned, mainly due to restrictions on discretionary spending (such as travel, meal and hospitality), and a comprehensive value for money review of the 2018 Restated Budget investments that was aimed at modernizing and transforming service delivery; and

18	Financial Statement Discussion and Analysis, 2018–2019

●

Other programs expense was $1.5 billion lower than planned mainly due to reduced transportation transfer payments resulting from revised timelines for municipal transit projects under the federal Public Transit Infrastructure and by the cancellation of cap and trade funded programs. The decrease in 2018–19 was partially offset by:

●	higher than projected costs related to providing electricity rate mitigation;

●	one-time costs related to the wind down and termination of about 750 renewable energy contracts;

●	adjustments related to the Green Ontario Fund delivered by the Independent Electricity System Operator (IESO);

●	the recognition of contingent liabilities for land and land-related settlements; and

●

additional spending in Municipal Affairs and Housing, which includes a one-time investment to support small and rural municipalities in their modernization efforts and non-cash expenses related to the use of provincial lands to address housing affordability.

Lower program expenses were partially offset by:

●

Health sector expense that was $0.3 billion above plan, mainly due to the physician services arbitration settlement awarded in February 2019, increased demand for cancer treatment services and assistive devices, as well as increased resources for the treatment of opioid and other drug addictions.

●

Postsecondary and training sector expense that was $0.1 billion higher, primarily due to additional funding for the Ontario Student Assistance Program (OSAP) to support applications and awards for about 450,000 students in 2018–19. The increase in OSAP spending was mitigated by savings resulting from expenditure management activities and the Fall Economic Statement adjustments and a reduction in spending for capital projects.

Financial Statement Discussion and Analysis, 2018–2019	19

Chart 4 shows spending by type of expense. Government spending related to salaries and benefits includes those expenses for organizations consolidated as part of the government reporting entity including hospitals, school boards and colleges as well as the Ontario Public Service. The expense labelled “Transfers” in Chart 4 do not include transfers to hospitals, school boards and colleges — these are reflected in the other expense types as reported by the organizations.

Transfers reflect payments to a variety of service providers that support the delivery of public services. These outside parties include for example, child care providers, social service agencies and health care professionals, including physicians. As service providers, a large share of the spending of these third parties typically goes to salaries and benefits.

20	Financial Statement Discussion and Analysis, 2018–2019

Change from 2017–18 Restated Actuals and earlier years

Chart 5 shows the recent trends in spending for major program areas.

●

Health sector expense increased from $54.0 billion in 2014–15 to $61.5 billion in 2018–19, or on average by 3.3 per cent per year. The increased expense reflects the increased demand for health services provided under the Ontario Health Insurance Plan (OHIP), increased usage and related expenses in the Ontario Public Drug Programs and cancer care treatment services, as well as additional funding for the long-term care homes and the hospital sector.

●

Education sector expense increased from $25.5 billion in 2014–15 to $28.7 billion in 2018–19, or on average by 3.1 per cent per year. The increase is mainly due to investments such as increases in child care funding, negotiated labour enhancements and increases in capital investments.

●

Children’s and social services sector expense increased from $14.7 billion in 2014–15 to $17.2 billion in 2018–19, or on average by 4.1 per cent per year. The increase primarily reflects social assistance rate increases and investments in developmental services, Child Protection Services, the Ontario Autism Program and Ontario Child Benefit as a result of growing demand and complexity of service needs.

●

Postsecondary and training sector expense increased from $9.8 billion in 2014–15 to $11.9 billion in 2018–19, or on average by 5.0 per cent per year. The increase is mainly due to growth in continued funding to support postsecondary institutions.

Financial Statement Discussion and Analysis, 2018–2019	21

●

Justice sector expense increased from $3.9 billion in 2014–15 to $4.4 billion in 2018–19, or on average by 3.2 per cent per year. The increase is mainly due to the investments in the corrections system, providing police, prosecutors and justice partners with new tools and resources to protect the people of Ontario from drug-, gun- and gang-related violence, supporting regulatory and compliance activities to prepare for private cannabis retail operations, and compensation for the Ontario Provincial Police, correctional services workers and provincial lawyers. These investments improved conditions of confinement within correctional facilities, provided additional digital, investigative and analytical resources to fight drug gangs and criminals, and provided support for the development of a private cannabis retail system which is intended to combat the illegal market and protect children.

●	Other programs expense increased mainly due to:

●	investments in transit and highways, including time-limited federal infrastructure funding for municipal transit projects;

●	the increase in support for small and rural municipalities and new program expenses related to the use of provincial lands to address housing affordability;

●

electricity rate mitigation program costs and costs related to the wind-down and termination of about 750 renewable energy contracts and adjustments related to the Green Ontario Fund delivered by the Independent Electricity System Operator; and

●	fluctuation of land-related settlements and land-related contingent liabilities.

22	Financial Statement Discussion and Analysis, 2018–2019

Interest on Debt

Interest on debt expense was over $0.1 billion below plan in 2018–19, mainly as a result of lower-than-forecast interest rates and cost-effective borrowing and debt management.

Interest expense grew from $11.9 billion in 2017–18 to $12.4 billion in 2018–19 (see Table 3).

Chart 6 shows that the ratio of debt servicing costs to total revenue has fallen for Ontario over the past five years, from a high of 8.9 per cent in 2014–15 to the current level of 8.1 per cent. The increase from 7.9 per cent in 2017–18 to 8.1 per cent in 2018–19 is a result of the rate of increase in the Province’s total debt outstripping the increase in revenues.

Financial Statement Discussion and Analysis, 2018–2019	23

Statement of financial position analysis

Financial assets

Financial Assets ($ Billions)					Table 4
	2018–19 Actual	% of Total	2017–18 Restated Actual[1]	% of Total	Variance Increase (Decrease)
Cash and cash equivalents	13.4	15.4%	11.5	14.0%	1.9
Investments	26.3	30.2%	21.4	26.1%	4.9
Accounts receivable	12.2	14.0%	13.5	16.5%	(1.3)
Loans receivable	11.9	13.6%	12.4	15.1%	(0.5)
Other assets	1.2	1.4%	1.0	1.3%	0.2
Investment in government business enterprises	22.2	25.4%	22.0	27.0%	0.2

Total Financial Assets	87.2	100.0%	81.8	100.0%	5.4

[1]  A presentation change was made to Investments. Beginning in 2018–19, Ontario will begin to present investments net of any investments in the Province’s own bonds and treasury bills. See Note 17 in the Consolidated Financial Statements.

Note: Numbers may not add due to rounding.

Financial assets consist of items such as: cash and cash equivalents and investments that are available to the Province to meet its expenditure needs; accounts and loans receivable, which are amounts it expects to receive from third parties; and other items including investment in GBEs.

The Province’s financial assets increased by $5.4 billion in 2018–19 over the prior year. These increases were attributable to (see Table 4):

●	Cash and cash equivalents were $1.9 billion higher due to operating, investing capital, capital and financial activities; and

●	Investment is $4.9 billion higher than prior year, which is mainly driven by an increase in the securities the Province sold and subsequently repurchased.

These increases were offset by:

●	Accounts receivable that was $1.3 billion lower, mainly due a decrease in corporate tax receivable, and a decrease in receivables from proceeds of sale of investments; and

●	Loans receivable that was $0.5 billion lower, mainly due to decrease in loans to GBEs and postsecondary students as more student grants were provided resulting in less issuance of student loans.

24	Financial Statement Discussion and Analysis, 2018–2019

Chart 7 shows the recent trends in financial assets for the Province.

Total investment in GBEs was relatively unchanged from 2014–15 to 2015–16 and from 2016–17 to 2018–19. The net decreases were mainly due to the Province’s decreases in ownership interest in Hydro One Limited and the sale, in February 2017, of Hydro One Brampton Networks Inc.

The level of other financial assets including cash, accounts receivable and investments, tends to be more variable since these assets often reflect specific circumstances at year-end such as pre-borrowing for the following period’s needs. Investments were higher in 2017–18 mainly due to the Province building up liquid reserves to address debt maturities in both 2018–19 and 2019–20; Investments were higher in 2018–19 due to an increase in the securities the Province sold and subsequently repurchased.

Tangible capital assets

The government is responsible for a large portfolio of non-financial assets which is almost entirely made up of tangible capital assets.

Tangible capital assets owned by the Province and its consolidated entities represent the largest component of Ontario’s infrastructure investments. These assets include those it owns directly, such as provincial highways, as well as the assets of hospitals, school boards, colleges and agencies that are consolidated in its financial statements. The assets of GBEs are reflected in the Province’s statement of financial position as an investment in GBEs under financial assets.

Financial Statement Discussion and Analysis, 2018–2019	25

The reported net book value of Ontario’s tangible capital assets was $120.9 billion in 2018–19, increasing by $7.0 billion over the prior year. Buildings, including hospitals, schools and college facilities, make up the single largest share at $58.8 billion. The total also includes assets under construction, some of which are being built using the Public-Private Partnership (P3) model, in which the private sector finances the assets during construction. The balance sheet includes assets under construction. The impacts of P3’s on balance sheet liabilities are discussed in “Other long-term financing” on page 29.

Growth in the net book value of capital assets has averaged 5.6 per cent annually over the period between 2014–15 and 2018–19. Most of the growth has been in new and renewed buildings and in transportation infrastructure including provincial highways, bridges and the transit network owned by Metrolinx, an agency of the Province.

See Chart 8 for the recent trends in the net book value of provincial tangible capital assets by sector.

26	Financial Statement Discussion and Analysis, 2018–2019

Infrastructure expenditures

The Province’s infrastructure spending in 2018–19 was $15.9 billion (see Table 5). This included $13.0 billion invested in assets owned by the Province and its consolidated entities as discussed in “Tangible capital assets” on page 25, and $2.9 billion provided for capital investment to non-consolidated partners such as universities and municipalities, and other infrastructure expenditures. The total was lower than the $21.1 billion set out in the 2018 Restated Budget primarily driven by lower-than-forecast construction activity in the transportation and transit sector for projects such as GO Rail Expansion.

Infrastructure expenditures, 2018–19 ($ Billions)			Table 5

Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures

Transportation and transit	6.3	0.9	7.3

Health	2.8	0.2	3.0

Education	2.4	0.1	2.5

Postsecondary and training	0.8	0.3	1.0

Other sectors[3]	0.6	1.4	2.1

Totals[4]	13.0	2.9	15.9

[1] Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.

[2] Mainly transfers for capital purposes to municipalities and universities and expenditure for capital repairs.

[3] Includes government administration, natural resources, social, culture and tourism sectors.

[4] Includes third-party investments in consolidated entities such as hospitals, colleges and schools

Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2018–2019	27

Liabilities

The Province’s liabilities consist of debt and other financial obligations including accounts payable, unspent funds it received from the federal government and the estimated cost of future payments, including pensions and other employee future benefits liability (see Table 6).

Liabilities ($Billions)					Table 6
	2018–19 Actual	% of Total	2017–18 Restated Actual[1]	% of Total	Variance Increase (Decrease)
Accounts payable and accrued liabilities	24.3	5.7%	23.4	5.8%	0.9
Debt[1]	354.3	83.2%	337.4	83.2%	16.9
Other long-term financing	15.4	3.6%	14.0	3.4%	1.4
Deferred revenue and capital contributions	12.9	3.0%	12.5	3.1%	0.4
Pensions and other employee future benefits liability	11.6	2.7%	11.5	2.8%	0.1
Other liabilities	7.3	1.7%	6.9	1.7%	0.4

Total Liabilities	425.7	100.0%	405.6	100.0%	20.1

[1]  A presentation change was made to Debt. Beginning in 2018–19, Ontario will present public debt less of any investments in the Province’s own bonds and treasury bills. See Note 17 for the Consolidated Financial Statements.

Note: Numbers may not add due to rounding.

Debt

Debt and other long-term financing make up the largest share of liabilities. Debt increased by $16.9 billion in 2018–19 to $354.3 billion at year-end, primarily to finance the operating deficit and investments in infrastructure.

Table 7 summarizes how the Province used its net new financing in 2018–19.

Use of new financing by the Province, 2018–19 ($ Billions)	Table 7
Operating deficit and other transactions[1]	(1.6)

Investment in capital assets owned by the Province and its consolidated organizations, including hospitals, school boards and colleges[2]	12.2

Increase in the Province’s cash and investments funded by cash holdings[3]	7.0
17.6

Increase in other long-term financing, Tangible Capital Assets financed by Public-Private Partnership (P3)[4]	(0.7)
Net new financing	16.9

[1]  Increase in cash from a net increase of $9.0 billion in changes to assets and liabilities net of the Province’s operating deficit of $7.4 billion. See the Consolidated Statement of Cash Flow.

[2]  New TCA investments of $12.4 billion less proceeds of $0.2 billion from the sale of tangible capital assets.

[3]  Decrease in cash due to Investment purchases in excess of retirement of $5.1 billion and the build- up of cash reserve of $1.9 billion.

[4]  Including net increase in financing of capital projects through Public-Private Partnership (P3). See Note 4 to the Consolidated Financial Statements.

Note: Numbers may not add due to rounding.

The government completed an annual borrowing program of $39.6 billion in 2018–19.

28	Financial Statement Discussion and Analysis, 2018–2019

Other long-term financing

This category includes debt incurred to finance construction of public assets including those procured through the Public-Private Partnership (P3) model. All assets that are owned by the Province and its consolidated entities, and the associated financing liabilities, are reflected on the Province’s balance sheet during construction and as the liabilities are incurred. For information on asset investments, refer to “Tangible capital assets” on page 25.

Other types of liabilities

Other types of liabilities include accounts payable, pensions and other employee future benefits, unspent transfers received from the federal government representing deferred revenues, and other liabilities.

Chart 9 shows the recent trends in liabilities for the Province. This trend over the period between 2014–15 and 2018–19 shows public debt rising, mainly to fund capital investments and the annual deficit. There is an upward trend in other long-term financing with the exception of 2016–17, due to a substantial completion payment that year for the Highway 407 Phase 1 project. Other types of liabilities, including accounts payable and deferred revenue, tend to be more variable since they often reflect specific circumstances at year-end such as accrued liabilities for goods and services.

Financial Statement Discussion and Analysis, 2018–2019	29

Risks and risk management

The Province’s financial results and financial reporting are subject to risks and uncertainties over which the government has limited or no control. These include:

●	Actual economic and/or revenue growth that differs from forecast;

●	Significant changes in financial statement items, especially taxation revenues, arising from actual results that differ from accounting estimates;

●	Unforeseen changes in transfer payments from the federal government;

●	Demand for entitlement-based public services or a change in other expense, including pension expense, that reflects actual experience that is significantly different than forecast;

●	Unusual weather patterns, extreme weather events and natural disasters with major financial impacts;

●	Security breaches or other malicious behaviour that could interrupt services, result in loss of information, compromise privacy and/or damage equipment or facilities;

●	The outcomes of legal settlements, arbitration and negotiations, and possible defaults on projects and potential defaults affecting loan and funding guarantees;

●	Financial market conditions, including access to capital markets, currency exchange rates and interest rates, that differ from expectations; and

●	Changes in accounting standards.

Ontario’s revenues rely heavily on the level and pace of economic activity in the province. Ontario manages risks to the revenue forecast by consulting with private sector economists and tracking their economic forecasts to inform the government’s planning assumptions. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are slightly below the average private sector forecast.

The Province monitors information flows regarding revenues on an ongoing basis to assess potential risks to its finances. It also works continually to enhance information flows for the same purpose. Collaboration with the Canada Revenue Agency, which administers approximately 77.0 per cent of Ontario’s taxation revenues, is essential to achieving this. As well, Ontario is currently leading a federal, provincial and territorial working group that is exploring ways to enhance corporate income tax revenue forecasting and monitoring.

30	Financial Statement Discussion and Analysis, 2018–2019

There are also risks arising from other sources of revenue, such as federal transfers and income from GBEs. Since these represent a smaller share of total revenue, as compared to larger revenue sources such as tax revenue – the risks they present are relatively less material to the fiscal plan. In addition, these risks are difficult to predict and quantify, for example, the federal transfers are subject to federal policy changes while GBEs’ net incomes are subject to regulatory decisions and market conditions. Note 1 to the Consolidated Financial Statements provides additional details on measurement uncertainty.

On the expense side, the fiscal plan includes contingency funds to help mitigate risks. In the 2018 Budget these totalled $1.6 billion: $1.3 billion for operating and $0.3 billion for capital. Funds were used to support initiatives such as:

●	Providing funding for the Ontario Student Assistance Program (OSAP) to support higher-than-forecast applications and awards;

●	Supporting emergency forest firefighting;

●	Recognition of liabilities for land claims that have a high likelihood of settlement and can be reasonably estimated;

●

Supporting municipalities and the people of Ontario impacted by natural disasters (including those affected by tornadoes in Ottawa, Greater Madawaska, and Central Frontenac, and flooding in Caledon) through the Disaster Recovery Assistance for Ontarians and the Municipal Disaster Recovery Assistance programs; and

●	Supporting the modernization efforts of small and rural municipalities with a one-time investment so that these communities can achieve efficiencies.

Provisions for losses that are likely to occur as a result of contingent liabilities such as ongoing litigation and land claims, and that can be reasonably estimated are expensed and reported as liabilities. Note 1 to the Consolidated Financial Statements provides further details.

Note 3 to the Consolidated Financial Statements explains the Province’s risk management strategies which are intended to ensure that exposure to borrowing-related risk is managed in a prudent and cost-effective manner.

Changes in Canadian generally accepted accounting principles (GAAP) for the public sector issued by the Public Sector Accounting Board can have an impact on the Province’s budgets, estimates and actual results. While changes in GAAP had no material impacts in the current year, the Treasury Board Secretariat actively monitors proposed changes and provides input to standard setters to support the development of standards that support sound public policy decision-making, transparency and accountability in reporting.

Financial Statement Discussion and Analysis, 2018–2019	31

As required under the Fiscal Transparency and Accountability Act, 20042, a reserve is included in the projected surplus/deficit each year to guard against unforeseen revenue and expense changes that could have a negative impact on the Province’s fiscal performance. The 2018 Restated Budget Plan included a $0.7 billion reserve for 2018–19. Excluding this reserve, the 2018 Restated Budget deficit is $11.0 billion. The final deficit for the 2018–19 fiscal year is $7.4 billion, which is $3.7 billion dollar below the 2018 Restated Budget projection of a deficit of $11.0 billion excluding the reserve.

[2]

As of May 29, 2019, the Financial Transparency and Accountability Act, 2004 was repealed and replaced by the Fiscal Sustainability, Transparency and Accountability Act, 2019. The reserve requirements have not changed between these two acts.

32	Financial Statement Discussion and Analysis, 2018–2019

Key Financial Ratios

In this section of the Annual Report, the use of key measures of financial position will be used to assess the financial position of the Province. The levels and trends of these measures indicate the impacts of economic and other events on the Province’s finances. The ratio and the level of each over the past five years are outlined in Table 8.

Key Financial Ratios						Table 8
as at the end of the fiscal period
		2014–15	2015–16	2016–17	2017–18	2018–19
	Net Debt-to-GDP (%)	40.6%	40.3%	39.6%	39.2%	39.6%
Sustainability	Net Debt to Total Revenue (%)	233.5%	225.0%	223.2%	215.0%	220.2%
	Net Debt per Capita ($)	$ 21,630	$ 22,350	$ 22,636	$ 23,014	$ 23,633
Flexibility	Debt Charges to Total Revenue (%)	8.9%	8.5%	8.3%	7.9%	8.1%
	Own-Source Revenue to GDP (%)	14.4%	14.9%	14.7%	15.2%	15.1%
Vulnerability	Federal Transfers to Total Revenue (%)	17.4%	17.0%	17.4%	16.5%	16.3%
	Foreign Currency Debt to Revised Total Debt (%)	21.2%	19.1%	17.1%	17.9%	17.1%
	Unhedged Foreign Currency Debt (%)	0.3%	0.3%	0.2%	0.2%	0.2%

Notes:

1) Actual results for 2014–15 to 2015–16 used for calculation have been restated to reflect the presentation change for hospitals, school boards and colleges, to classify third-party revenue with government revenue.

2) Actual results for 2014–15 to 2016–17 also reflects a change in accounting treatment for net pension assets of jointly sponsored pension plans.

3) Net debt was restated to reflect prepaid expenses and inventory supplies being reclassified as non-financial assets, as opposed to financial assets in prior years.

4) Beginning in 2018–19, Ontario will begin to present public debt less of any investments in the Province’s own bonds and treasury bills.

Sources: Nominal GDP is based on Ontario Economic Accounts, First Quarter 2019, released on July 12, 2019 by Ontario Ministry of Finance. Population estimates for July 1 are from Statistics Canada (table 17-10-0009-01 released on Sept 27, 2018).

Measures of sustainability

Net debt provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Net debt as a percentage of the Province’s GDP shows the financial demands on the economy resulting from the government’s spending and taxation policies. A lower ratio of net debt-to-GDP indicates higher sustainability.

The Province’s net debt-to-GDP ratio was 39.6 per cent at the end of fiscal year 2018–19. The government has set out its objective for Ontario’s net-debt-to-GDP ratio to reach more sustainable levels. With the introduction of the debt burden reduction strategy in the 2019 Budget, the government has set a target for the Province’s net-debt-to-GDP ratio to be lower, by 2022–23, than the Independent Financial Commission of Inquiry’s forecast for 2018–19 of 40.8 per cent.

The ratio of net debt to total revenue is another key measure of sustainability, since net debt reflects the future revenue that is required to pay for past transactions and events. A lower net debt to revenue ratio indicates higher sustainability. From its peak in 2014–15 at 233.5 per cent, the ratio has declined by 2018–19 to 220.2 per cent, primarily due to revenue rising faster than net debt.

Financial Statement Discussion and Analysis, 2018–2019	33

Measures of flexibility

The ratio of interest on debt to total revenue shows the share of provincial revenue that is being used to pay borrowing costs and therefore is not available for programs. A lower ratio indicates that a government has more flexibility to direct its revenues to programs. The ratio has fallen for Ontario over the past five years, from a high of 8.9 per cent in 2014–15 to the current level of 8.1 per cent. Lower interest rates, as well as the Province’s strategy of extending the term of its borrowing program and locking in historically low interest rates for a longer period, has also contributed to lower interest costs. This strategy has extended the weighted average term to maturity of provincially issued debt from approximately 8 years in 2009–10 to 13 years in 2018–19.

Own-source revenue as a share of Ontario’s GDP shows the extent to which the government is leveraging funds from the provincial economy collected through taxation, user fees and other revenue sources it controls. A high taxation burden makes a jurisdiction uncompetitive, therefore increases in the ratio can reduce future revenue flexibility. Ontario’s ratio was stable between 2014–15 and 2018–19.

Measures of vulnerability

Transfers from the federal government, as a percentage of total revenue, are an indicator of the degree to which the Province relies on the federal government for revenue. A very high ratio shows that a provincial government is reliant on federal transfers. Provinces may have limited control over the value of these transfers and changes in federal policies can result in shifts in federal revenues to provinces.

Ontario’s share of revenue from federal transfers (including direct transfers to the Broader Public Sector) has declined from 17.4 per cent in 2014–15 to 16.3 per cent in 2018–19, the lowest share in the past five years. The gradual decline over this period largely reflects lower Equalization entitlements and a lower rate of growth relative to past years in the Canada Health Transfer.

Foreign currency debt to total debt is a measure of vulnerability to changes in foreign currency exchange rates. Accessing borrowing opportunities in foreign currencies allows Ontario to diversify its investor base. It also ensures that the Province will continue to have access to capital in the event that domestic market conditions become more challenging. Ontario manages foreign currency risk by hedging its exposure to Canadian dollars through the use of financial instruments. Effective hedging has allowed the Province to consistently limit its exposure to foreign currency fluctuations to 0.3 per cent of debt issued for provincial purposes in 2014–15, declining to 0.2 per cent in 2018–19.

34	Financial Statement Discussion and Analysis, 2018–2019

Fiscal Management

Commission findings

The Independent Financial Commission of Inquiry (Commission) was established in July 2018 with a mandate to look at the Province’s past accounting practices and to provide a baseline for the Ontario’s fiscal outlook.

The Commission delivered its report to the government on August 30, 2018, and it was released to the people of Ontario on September 21, 2018.

The government accepted the Commission’s 14 recommendations and is acting on each one. The 2019 Budget indicated that ten of the recommendations have been implemented, the remainder are in progress

Multi-year business planning

The government has taken action to strategically drive change and embed a focus on fiscal sustainability. As part of this effort, the government procured an external consultant to conduct a line-by-line review of historical spending over the past 15 years. The results of the line-by-line review provided a modernization agenda to help drive efficiencies, find cost savings and enable the transformation of public services through Ontario’s multi-year business planning process. This includes:

●	Consolidating transfer payments in multiple sectors to reduce administrative costs, increase value for money, enhance the client experience and improve outcomes;

●	Conducting a review to explore options and possible implementation strategies for reducing duplication and ensuring best practices in the management of capital assets;

●

Building a modern and more efficient workforce by expanding voluntary exit programs to non-bargaining staff, managers and senior executives, designed to streamline the overall size of the Ontario Public Service and achieve long-term savings;

●	Centralizing the supply chain across the OPS and the broader public sector;

●

Applying a digital-first approach across government to make it easier for the people of Ontario to access programs and services, reduce government silos, and lower internal administrative burdens and costs; and

●	Reviewing business supports programs to identify opportunities for better value for money.

Financial Statement Discussion and Analysis, 2018–2019	35

The government has established a dedicated process that reviews all programs in order to provide the evidence base for further program modernization, efficiencies and effectiveness. Moving forward, the multi-year business planning process will build on this and other evidence to deliver meaningful improvements to the public programs and services the people of Ontario and businesses rely on.

Managing interest on debt

The interest on debt expense of $12.4 billion reported for 2018–19 was an improvement of over $0.1 billion over the 2018 Restated Budget. Through a combination of lower-than-forecast interest rates and cost-effective debt management, interest on debt has consistently come in below plan in each year since the 2010 Budget.

36	Financial Statement Discussion and Analysis, 2018–2019

Non-Financial Activities

This section discusses key non-financial results of major sectors. The purpose is to provide highlights of government spending and the related activities in these sectors.

Health care

The government acts as a steward of the health care sector, providing overall direction and leadership for the system, including planning and resource management. The government also manages key provincial programs, including hospitals, long-term care, home and community care, the Ontario Health Insurance Program (OHIP), assistive devices program, drug programs, emergency services, independent health facilities and laboratory services.

Results reported in 2018–19 include:

●

Created 1,100 beds and spaces in hospitals and in the community, including over 640 new beds and spaces in the short-term. This investment helped communities prepare for the flu season and reduced the strain on the health care system by creating new capacity.

●	Investments in the hospital sector maintained critical hospital capacity, increased access to highly specialized and innovative treatments, and supported volume growth.

●

Provided medical services to treat cancer detected from various provincial screening programs. The cancer treatments include cancer surgeries, chemotherapy radiation, stem cell transplants, related positron emissions tomography (PET) scans and gastrointestinal (GI) endoscopy screenings.

●

Addition of 7,200 new long-term care beds across the province. This represents the first wave of more than 15,000 new long-term care beds that the government committed to build over the next five years.

●

Committed to spending $1.9 billion over 10 years on mental health and addictions services, and supportive housing, matching the federal government’s 2017 Budget commitment. As part of this investment, Ontario has announced the creation of more than 50 new mental health beds at 12 hospitals across Ontario. These beds will help lower wait times for those in need of inpatient mental health and addictions treatment, helping to end hallway health care. Also, as part of this investment, a Mental Health and Addictions Centre of Excellence and a core services delivery model is proposed.

Financial Statement Discussion and Analysis, 2018–2019	37

●

Launched a strategy to advance the health care system towards an integrated delivery model which improves transitions in care and patient and provider experiences. The strategy would streamline health care governance oversight, increase the use of virtual care and digital tools, and create administrative efficiencies including the creation of a central procurement system to manage the purchasing of products and devices for hospitals, home and community care, and long-term care homes.

●	Amended OHIP+, providing eligible prescription medications to children and youth under the age of 25 who are not covered by private plans.

●	Wound down the Self-Directed Personal Support Services Ontario agency to reduce the administration burden of delivering home care.

Education

Ontario’s publicly funded early years and education system is focused on preparing Ontario’s children and students for success, ensuring young people can develop monetizable skills that they can apply to the labour market and get good, high paying jobs.

Results reported in 2018–19 include:

●

For the 2018–19 school year, approximately two million students were enrolled in elementary and secondary education through Ontario’s publicly funded education system, an increase of approximately 1 per cent over 2017–18.

●

Improving child care. In 2018–19, there were 446,496 licensed child care spaces for children age 0-12, a 5.0 per cent increase from 2017–18. Approximately 264,000 four- and five-year old children are benefiting from full-day kindergarten annually in approximately 3,500 schools across the province.

●

Providing more before- and after-school care programs. In 2018–19, 85 per cent of elementary schools offered before- and after-school programs for children four to 12 years of age. There were more than 12,000 additional licensed care spaces for children in this age group than in 2017–18.

Postsecondary and training

Postsecondary and training helps prepare people with the knowledge and skills required for the modern workforce. Ontario’s economic prosperity and competitive advantage are increasingly dependent on a highly skilled, diverse and adaptive workforce.

Results reported in 2018–19 include:

●	A 69 per cent postsecondary education attainment rate, up from 68 per cent in 2017–18.

38	Financial Statement Discussion and Analysis, 2018–2019

●	Supported training for over 72,900 apprentices, and certification for over 9,800 trade professionals, up from 71,000 apprentices and 8,200 trade professionals in 2017–18.

●	Employment, training and labour market programs and services were provided to more than one million Ontarians through Employment Ontario.

●	OSAP provided financial aid to about 450,000 students.

Children’s and social services

The Ministry of Children, Community and Social Services (MCCSS) funds as well as delivers programs and services that promote thriving and inclusive communities, and help the people of Ontario build independence and improve their quality of life. During the 2018–19 fiscal year, the Ministry’s focus was on streamlining program delivery and reducing costly and unnecessary administration work in an effort to improve outcomes for people.

Results reported in 2018–19 include:

●

Ontario invested $1.6 million in more than 60 projects which will upgrade and repair community agencies that provide services for people with developmental disabilities, as well as women and children escaping domestic violence, Indigenous people, children with mental health needs, and others being supported in community settings.

●

In 2018–19, about one million Ontarians received some form of social assistance on a monthly basis. Efforts were focused on service excellence, organizational effectiveness and accountability. The ministry also made technology advancements, enhanced staff training, developed stronger relationships with community partners and streamlined processes to improve service delivery and ensure fiscal responsibility.

●

Through the Family Responsibility Office (FRO), the ministry collects and distributes court-ordered child and spousal support payments. In 2018–19, FRO collected approximately $13 for every $1 invested in the program.

●

In January 2019, the Ontario government completed the provincial transfer of children’s rehabilitation services (speech-language pathology, occupational therapy and physiotherapy) for students in publicly funded schools from the Ministry of Health and Long-Term Care to MCCSS. The transfer is a step toward better integrated and more streamlined services that improve outcomes and service experiences for children with rehabilitation needs and their families.

Financial Statement Discussion and Analysis, 2018–2019	39

●

In May 2018, the Ontario government began to phase in an additional hearing screen for newborns, to further improve early identification of hearing loss through a partnership between the Infant Hearing Program (IHP) and Newborn Screening Ontario. Since July 29, 2019, all newborns born in Ontario have been offered this screen.

●	The Ontario government is supporting low-and moderate-income families through an annual cost-of-living increase to the Ontario Child Benefit, to help assist with the cost of raising children.

●

As part of the 2018 Fall Economic Statement, the government announced that it is taking measures to wind down the operations of the Ontario Child Advocate and to expand the scope and mandate of the Ontario Ombudsman. This includes transferring the investigative powers and staff from the Ontario Child Advocate to the Ontario Ombudsman in order to increase oversight responsibility for investigations related to Ontario’s children. The Ontario Ombudsman will be able to investigate services provided to children and youth by Children’s Aid Societies and in children’s residences. These changes came into effect on May 1, 2019.

●

On January 28, 2019, the Youth Cannabis Diversion Program was opened for referrals. The program gives the courts and law enforcement offices the ability to refer youth to the Diversion Program in lieu of proceeding with a fine or criminal charges for certain cannabis-related offences.

●

On November 26, 2018, the Minister announced the creation of three youth roundtables. Young people 18-25 years of age, including Indigenous youth, with lived experience in child welfare, residential services and the youth justice system will share ideas for improving Ontario’s child welfare and youth justice systems.

Justice

The justice sector supports the administration and delivery of justice services, including the administration of courts, prosecution of offences, provision of legal services, supports to victims and vulnerable persons, and administers the public safety, policing and correctional systems to ensure that Ontario’s diverse communities are supported and protected.

Results reported in 2018–19 include:

●

Introduced a tightly regulated private retail system for cannabis overseen by the Alcohol and Gaming Commission of Ontario as the provincial regulator. The Province has also aligned cannabis consumption rules with the restrictions set out in the Smoke-Free Ontario Act, 2017.

40	Financial Statement Discussion and Analysis, 2018–2019

●

Passed the Comprehensive Ontario Police Services Act, 2019 which created the new Community Safety and Policy Act, 2019 (CSPA). The CSPA sets out core policing functions that must be provided by a member of a police service, reforms police oversight and introduces a framework to strengthen diversity training for police officers and police service board members.

●

Invested in actions to combat gun- and gang-violence across the province, in particular in Toronto and Ottawa. Invested $25 million over 4 years to support Toronto in tackling gun- and gang-violence. This included $7.6 million to establish an Intensive Firearm Bail Support Team to ensure that the strongest possible evidence is placed before the court when the Crown is seeking detention for serious firearm charges. This is part of a comprehensive, multi-phased, multi-ministry strategy to help combat gun- and gang-violence across the province and keep communities safe including $18 million to provide additional digital, investigative and analytical tools to Toronto Police.

●	Invested in justice sector infrastructure including courts, public safety communications, policing and correctional services infrastructure.

Condition of provincial tangible capital assets

Infrastructure investments should be made using an evidence-based approach including a focus on asset management which will ensure the delivery of high-quality public services while managing the cost of these services.

●

The Province compiled its first asset inventory in 2016 as a key step in managing provincial assets more effectively. The inventory was updated in 2018 and currently contains information such as the location, age, condition and value of over 15,000 tangible capital assets including buildings and the entirety of the province’s bridges and road network. This covers the majority of the infrastructure assets owned or consolidated (i.e., certain broader public sector organizations) by the Province, as well as some other assets that are funded in part by the Province, but not owned or consolidated by the Province.

●	The asset inventory is now updated annually to include additional asset classes and more information that is comparable across sectors establishing a baseline to measure change over time.

●

The Province uses the inventory to track, monitor and report on the physical condition of assets. For example, the inventory contains indicators such as Facility Condition Indexes (FCIs), Bridge Condition Indexes (BCIs) and Pavement Condition Indexes (PCIs), which help to inform the state of infrastructure assets.

Financial Statement Discussion and Analysis, 2018–2019	41

●

Ontario is expanding infrastructure asset data management to include other relevant data such as the current and projected capacity and utilization of assets. This integrated data will provide a base to support evidence-based infrastructure planning decisions which help ensure that infrastructure investments provide value for money and are made at the right time and the right place.

42	Financial Statement Discussion and Analysis, 2018–2019

Transparency and Accountability

Ontario continues to take steps that enhance government transparency and fiscal accountability in financial reporting.

Recent developments in public sector accounting standards

The Province’s financial reports are prepared in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

PSAB’s project on the concepts underlying financial performance remains a work in progress. Ontario, along with other senior Canadian governments, continues to monitor the work of the project’s task force and to provide input to support high-quality Canadian public sector accounting standards.

As described in Note 1 to the Consolidated Financial Statements, future changes in both public sector and private sector accounting standards may affect how assets, liabilities, revenues and expenses are reported in the Province’s consolidated financial reports. Other current projects that are being closely monitored by Ontario include PSAB’s review of its employment benefits standard which includes accounting for pensions as well as accounting for financial instruments, foreign currency translation, asset retirement obligations, revenue reporting and public-private partnerships.

The C.D. Howe Institute Fiscal Accountability Report

In May 2019, the C.D. Howe Institute issued its annual commentary on fiscal reporting transparency of senior Canadian governments, with a focus on the relevance, accessibility, timeliness, and reliability of these government financial reports. Each government is assigned a letter grade based on the quality of the numbers presented in these reports, access and user friendliness, and the ability to use them for various decision-making purposes.

The May 2019 report covers the 2017–18 Public Accounts. In it, Ontario experienced a “marked improvement” on its grading as a result of the unqualified audit opinion that it received on the 2017–18 Public Accounts.

Financial Statement Discussion and Analysis, 2018–2019	43

44	Financial Statement Discussion and Analysis, 2018–2019

CONSOLIDATED

FINANCIAL STATEMENTS

Consolidated Financial Statements, 2018–2019	45

46	Consolidated Financial Statements, 2018–2019

INDEPENDENT AUDITOR’S REPORT

To the Members of the Legislative Assembly of the Province of Ontario

Opinion

I have audited the accompanying Consolidated Financial Statements of the Province of Ontario, which comprise the Consolidated Statement of Financial Position as at March 31, 2019, and the Consolidated Statements of Operations, Change in Net Debt, Change in Accumulated Deficit, and Cash Flow for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies.

In my opinion, the accompanying Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2019, and the consolidated results of its operations, the consolidated changes in its net debt, the consolidated change in its accumulated deficit and its consolidated cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of this report. I am independent of the Province of Ontario in accordance with the ethical requirements that are relevant to my audit of the Consolidated Financial Statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Other Accompanying Information

The Government of Ontario (Government) is responsible for the information in the 2018-19 Public Accounts of Ontario Annual Report.

My opinion on the Consolidated Financial Statements does not cover the other information accompanying the Consolidated Financial Statements and I do not express any form of assurance conclusion thereon.

In connection with my audit of the Consolidated Financial Statements, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or my knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work I have performed on this other information, I conclude that there is a material misstatement of this other information, I am required to report that fact in this auditor’s report. I have nothing to report in this regard.

Consolidated Financial Statements, 2018–2019	47

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Consolidated Financial Statements, management is responsible for assessing the Province of Ontario’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the Government either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of Ontario’s financial reporting process.

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of Ontario’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

48	Consolidated Financial Statements, 2018–2019

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of Ontario’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor’s report. However, future events or conditions may cause the Province of Ontario to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

The audit of the Consolidated Financial Statements is a group audit engagement. As such, I also obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the Consolidated Financial Statements. I am responsible for the direction, supervision and performance of the group audit and I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

Original signed by

Toronto, Ontario	Bonnie Lysyk, MBA, FCPA, FCA, LPA
August 16, 2019	Auditor General

Consolidated Financial Statements, 2018–2019	49

50	Consolidated Financial Statements, 2018–2019

Province of Ontario Consolidated Statement of Operations

($ Millions)	2018–19 Budget[1]	2018–19 Actual	2017–18 (Restated — See Note 17)

Revenue (Schedules 1 and 2)

Personal Income Tax	35,612	35,381	32,900

Sales Tax	26,808	27,808	25,925

Corporations Tax	15,137	16,606	15,612

Employer Health Tax	6,554	6,544	6,205

Education Property Tax	6,076	6,171	5,883

Ontario Health Premium	3,914	3,819	3,672

Gasoline and Fuel Taxes	3,483	3,483	3,461

Other Taxes	5,997	5,712	6,065

Total Taxation	103,581	105,524	99,723

Transfers from Government of Canada	26,006	25,090	24,860

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	8,552	9,237	8,309

Income from Investment in Government Business Enterprises (Schedule 9 and Note 11)	5,292	5,470	6,152

Other	9,030	8,379	11,550

	152,461	153,700	150,594

Expense (Schedules 3 and 4)

Health	61,194	61,511	59,066

Education[2]	30,765	30,425	28,998

Children’s and Social Services	17,854	17,186	16,380

Interest on Debt	12,543	12,384	11,903

Postsecondary and Training	11,788	11,869	11,104

Justice	4,481	4,392	4,209

Other Programs	24,867	23,368	22,606

	163,492	161,135	154,266

Reserve	700	–	–

Annual Deficit	(11,731)	(7,435)	(3,672)

[1]  Amounts reported as “Plan” in 2018 Budget has been restated and reclassified. See Note 17.

[2]  Teachers’ Pension Plan expense is included in Education (Schedule 4).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2018–2019	51

Province of Ontario Consolidated Statement of Financial Position

As at March 31 ($ Millions)	2019	2018 (Restated — See Note 17)

Liabilities

Accounts Payable and Accrued Liabilities (Schedule 5)	24,277	23,352

Debt (Note 2)	354,264	337,411

Other Long-Term Financing (Note 4)	15,419	13,985

Deferred Revenue and Capital Contributions (Note 5)	12,914	12,503

Pension and Other Employee Future Benefits (Note 6)	11,578	11,519

Other Liabilities (Note 7)	7,270	6,857

	425,722	405,627

Financial Assets

Cash and Cash Equivalents	13,399	11,461

Investments (Note 8)	26,338	21,359

Accounts Receivable (Schedule 6)	12,172	13,465

Loans Receivable (Schedule 7)	11,883	12,382

Other Assets	1,230	1,062

Investment in Government Business Enterprises (Schedule 9)	22,204	22,064

	87,226	81,793

Net Debt	(338,496)	(323,834)

Non-Financial Assets

Tangible Capital Assets (Note 9)	120,872	113,872

Prepaid Expenses and Other Non-Financial Assets	982	939

	121,854	114,811

Accumulated Deficit	(216,642)	(209,023)

Amounts reported as “Plan” in 2018 Budget has been restated and reclassified. See Note 17.

For additional information, see Contingent Liabilities (Note 12) and Contractual Obligations, Contractual Rights, Contingent Assets (Note 13).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

52	Consolidated Financial Statements, 2018–2019

Province of Ontario Consolidated Statement of Change in Net Debt

For the year ended March 31 ($ Millions)	2018–19 Budget[1]	2018–19 Actual	2017–18 (Restated — See Note 17)

Annual Deficit	(11,731)	(7,435)	(3,672)

Acquisition of Tangible Capital Assets (Note 9)	(16,094)	(13,128)	(12,364)

Amortization of Tangible Capital Assets (Note 9)	5,960	5,951	5,583

Proceeds on Sale of Tangible Capital Assets		197	268

Gain on Sale of Tangible Capital Assets		(20)	(71)

Increase in Prepaid Expenses and Other Non-Financial Assets		(43)	(89)

	(10,134)	(7,043)	(6,673)

Increase/(Decrease) in Accumulated Other Comprehensive Loss from GBEs (Schedule 9)		(43)	17

Equity Impact–IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs (Schedule 9)		101	136

Increase/(Decrease) in Fair Value of Ontario Nuclear Funds (Note 10)		(242)	435

Increase in Net Debt	(21,865)	(14,662)	(9,757)

Net Debt at Beginning of Year	(322,852)	(323,834)	(314,077)

Net Debt at End of Year	(344,717)	(338,496)	(323,834)

[1] Amounts reported as “Plan” in 2018 Budget has been restated and reclassified. See Note 17. See accompanying Notes and Schedules to the Consolidated Financial Statements.

Province of Ontario Consolidated Statement of Change in Accumulated Deficit

For the year ended March 31 ($ Millions)		2018–19	2017–18 (Restated — See Note 17)

Accumulated Deficit at Beginning of Year		(209,023)	(205,939)

Annual Deficit		(7,435)	(3,672)

Increase/(Decrease) in Fair Value of Ontario Nuclear Funds (Note 10)		(242)	435

Equity Impact–IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs (Schedule 9)		101	136

Increase/(Decrease) in Accumulated Other Comprehensive Loss from GBEs (Schedule 9)		(43)	17

Accumulated Deficit at End of Year		(216,642)	(209,023)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2018–2019	53

Province of Ontario Consolidated Statement of Cash Flow

For the year ended March 31 ($ Millions)	2019	2018 (Restated — See Note 17)

Operating Transactions

Annual Deficit	(7,435)	(3,672)

Non-Cash Items

Amortization of Tangible Capital Assets (Note 9)	5,951	5,583

Gain on Sale of Tangible Capital Assets	(20)	(71)

Gain on Sale of Shares of Hydro One Limited (Note 11)	–	(791)

Income from Investment in Government Business Enterprises (Schedule 9)	(5,470)	(6,152)

Cash Items

Decrease/(Increase) in Accounts Receivable (Schedule 6)	1,293	(2,272)

Decrease/(Increase) in Loans Receivable (Schedule 7)	499	(255)

Increase in Accounts Payable and Accrued Liabilities (Schedule 5)	925	3,367

Increase/(Decrease) in Liability for Pension and Other Employee Future Benefits (Note 6)	59	(355)

Increase in Other Liabilities (Note 7)	412	2,098

Increase in Deferred Revenue and Capital Contributions (Note 5)	411	942

Remittances from Investment in Government Business Enterprises	5,212	5,488

Increase in Prepaid Expenses and Other Non-Financial Assets	(43)	(89)

(Increase)/Decrease in Other Assets	(168)	321

Cash Provided by Operating Transactions	1,626	4,142

Capital Transactions

Acquisition of Tangible Capital Assets (Note 9)	(12,422)	(11,638)

Proceeds from Sale of Tangible Capital Assets	197	268

Cash Applied to Capital Transactions	(12,225)	(11,370)

Investing Transactions

Investments Purchased	(343,987)	(361,588)

Investments Retired (Note 8)	339,008	353,368

Capital Contribution to Ontario Power Generation (Schedule 9)	(66)	(721)

Net Proceeds from Sale of Shares of Hydro One Limited (Note 11)	–	2,733

Cash Applied to Investing Transactions	(5,045)	(6,208)

Financing Transactions

Long-Term Debt Issued	38,864	33,424

Long-Term Debt Retired	(22,028)	(21,042)

Net Change in Short-Term Debt	17	(97)

Increase/(Decrease) in Other Long-Term Financing (Note 4)	729	(659)

Cash Provided by Financing Transactions	17,582	11,626

Net Increase/(Decrease) in Cash and Cash Equivalents	1,938	(1,810)

Cash and Cash Equivalents at Beginning of Year	11,461	13,271

Cash and Cash Equivalents at End of Year	13,399	11,461

Cash	11,240	8,732

Cash Equivalents	2,159	2,729
See accompanying Notes and Schedules to the Consolidated Financial Statements.

54	Consolidated Financial Statements, 2018–2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

(a) Basis of Accounting

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting standards for governments recommended by the Public Sector Accounting Board (PSAB).

(b) Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government business enterprises (GBEs), broader public sector (BPS) organizations (i.e., hospitals, school boards and colleges) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated if the organizations are reasonably expected to meet and maintain one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million; or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. In accordance with public sector accounting standards, the Province also applies the “benefit versus cost constraint” in determining which organizations should be consolidated in Ontario’s financial statements. For those organizations that do not meet the PSAB benefit versus cost constraint standard, government transfer payments to these organizations are included as expenses in these financial statements through the accounts of the ministries responsible for them. A listing of consolidated government organizations is provided in Schedule 8.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity, but are disclosed in Note 14.

(c) Principles of Consolidation

Government organizations, including hospitals, school boards and colleges (collectively known as BPS organizations) as well as other government organizations controlled by the Province are consolidated on a line-by-line basis with the assets, liabilities, revenues and expenses of the Province based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province and to eliminate significant inter-organizational accounts and transactions.

Consolidated Financial Statements, 2018–2019	55

Government business enterprises are defined as those government organizations that: i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity.

The activities of GBEs are recorded in the financial statements based on their results prepared in accordance with International Financial Reporting Standards (IFRS) using the modified equity method. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position, and their net income is shown as a separate item, Income from Investment in Government Business Enterprises (GBEs) on the Consolidated Statement of Operations. Less than wholly owned GBEs (e.g., Hydro One Limited) are reflected using the modified equity method based on the percentage of ownership the government held during the fiscal year.

(d) Measurement Uncertainty

The preparation of financial statements requires the Province to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses during the reporting period. Uncertainty in the determination of the amounts at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty.

Measurement uncertainty that is material to these financial statements exists in the valuation of pensions and other employee future benefits obligations; the value of tangible capital assets; the estimation of personal income tax (PIT), corporations tax and Harmonized Sales Tax (HST) revenue accruals; the valuation of the Canada Health Transfer, Canada Social Transfer and Equalization Payment entitlements; and the estimation of liabilities for contaminated sites, land claim settlements, and other liabilities.

Pension and other employee future benefits liability of $11.6 billion (2017–18, $11.5 billion), see Note 6, are subject to measurement uncertainty because actual results may differ significantly from the Province’s best long-term estimate of expected results – for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits may be significant.

The net book value of tangible capital assets of $120.9 billion (2017–18, $113.9 billion), see Note 9, is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

Personal income tax revenue estimate of $35.4 billion (2017–18, $32.9 billion), may be subject to subsequent revisions based on information available in the future related to past year tax return processing. Corporations tax revenues of $16.6 billion (2017–18, $15.6 billion), and Harmonized Sales Tax revenues of $27.8 billion (2017–18, $25.9 billion) are also subject to uncertainty for similar reasons.

56	Consolidated Financial Statements, 2018–2019

The estimation of the Canada Health Transfer of $14.9 billion (2017–18, $14.4 billion) and Canada Social Transfer of $5.5 billion (2017–18, $5.3 billion), and Equalization Payments entitlements of $1.0 billion (2017–18, $1.4 billion), see Schedule 1, are subject to uncertainty because of variances between the estimated and actual Ontario share of the Canada-wide personal income and corporations tax base and population.

There is measurement uncertainty surrounding the estimation of liabilities for contaminated sites of $1.8 billion (2017–18, $1.8 billion), see Note 7. The Province may be responsible for cleanup costs that cannot be reasonably estimated due to several factors including: insufficient information related to the nature and extent of contamination, timing of costs well into the future (e.g., unknown impacts of future technological advancements), the challenges of remote locations, and unique contaminations.

There is measurement uncertainty surrounding the estimate of liabilities for contingent liabilities, including estimates for land claim settlements. Estimates for these liabilities are recorded when the contingency is determined to be likely and measurable however the actual amount of any settlement may vary from the estimate recorded.

The Province’s investment in Ontario Power Generation (OPG) includes asset retirement obligations for fixed asset removal and nuclear waste management, discounted for the time value of money. These obligations are estimated based on the expected amount and timing of future cash expenditures based on plans for fixed asset removal and nuclear waste management. Such estimates are subject to uncertainty in the nature and extent of cost estimates, the timing of costs being incurred, changes in the discount rate applied to the cash flow estimates, and other unanticipated changes in fixed asset removal and nuclear waste management techniques.

Estimates are based on the best information available at the time of preparation of the financial statements, and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ materially from the Province’s estimates.

(e) Significant Accounting Policies

Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when they are authorized by legislation, or the ability to assess and collect the tax has been provided through legislative convention. Reported tax revenues include estimated revenues for the current period, adjustments between the estimated revenues of previous years and actual amounts, and revenues from reassessments relating to prior years. Reported amounts do not include estimates of some unreported taxes or the impact of future reassessments.

Personal income tax revenue for the period is accrued based on an estimate of current year tax assessments (plus late-arriving assessments/reassessments for prior years) prorated from the federal Department of Finance’s Tax Sharing Statements and an estimate for the following tax year based on the First Estimate of Payments.

Consolidated Financial Statements, 2018–2019	57

The Harmonized Sales Tax component of sales tax revenue is collected by the Government of Canada under a Comprehensive Integrated Tax Coordination Agreement and is remitted to the Province net of credits. The remittances are based on the federal Department of Finance’s best estimates, which are subject to periodic updates. The Province recognizes Harmonized Sales Tax revenues based on these federal estimates.

Accrued corporate income tax revenue for the period is based on estimated corporate taxpayers’ taxable income for the year. The estimate is based on an Ontario Ministry of Finance economic model projection which leverages the historical relationship between aggregate taxable income and corporate profits.

PSAB 3510 distinguishes between tax concessions (relief of taxes paid), which are accounted for as revenue offsets, and transfers made through the tax system (financial benefits independent of taxes paid) which are reported as expenses.

Refundable personal and corporate income tax credits constitute transfers made through the tax system that are reclassified as expenses to conform to public sector accounting standards. To ensure that the reclassification is fiscally neutral, a corresponding increase is made to personal income tax revenue and corporations tax revenue. Non-refundable personal and corporate income tax credits constitute tax concessions (relief of taxes paid), which are accounted for as revenue offsets by crediting the related tax revenue.

Transfers from the Government of Canada are recognized as revenues in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to federal government funding creates an obligation that meets the definition of a liability. Once a liability is recognized, the transfer is recorded in revenue as the obligations related to these stipulations are met.

Other revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year that will be earned in a subsequent fiscal year are deferred and reported as liabilities (see “Liabilities”).

Expense

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year that the transfer is authorized, and all eligibility criteria have been met by the recipient. Any transfers paid in advance are deemed to have met all eligibility criteria.

Interest on debt includes: i) interest on outstanding debt (including BPS debt) net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) debt servicing costs and other costs.

58	Consolidated Financial Statements, 2018–2019

Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of employee benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost/gain on plan amendments and other adjustments.

Other employee future benefits are recognized in the period in which the event that obligates the government occurs or in the period in which the benefits are earned by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased capital assets, machinery, equipment and information technology infrastructure and systems owned by the Province and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include: obligations to make transfer payments to organizations and individuals; present obligations for environmental costs; probable losses on loan guarantees issued by the government; and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined. Liabilities also include obligations to GBEs.

Deferred revenue represents unspent externally restricted receipts from the federal government or other third parties. Deferred revenues are recorded into revenue in the period in which the amounts received are used for the purposes specified or all external restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from the federal government and other third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the tangible capital assets based on the relevant stipulations of the contributions taken together with the actions and communications of the Province.

Public-Private Partnership (P3) refers to the Province using private-sector partners to procure and finance infrastructure assets. Assets procured via P3’s are recognized as tangible capital assets, and the related obligations are recognized as other long-term financing liabilities in these financial statements as the assets are constructed.

Consolidated Financial Statements, 2018–2019	59

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans, excluding those held by the Province. Ontario purchases its own debt for a variety of reasons, including for cash management purposes as well for reducing stress to the Canadian payment system especially in fiscal years where there are large single-day maturities.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency-denominated debt is translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives for the purpose of managing risk associated with interest cost. The Province does not use derivatives for speculative purposes. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from what’s expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members for each respective plan.

Liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of employee benefits attributed to services rendered by employees and former employees, less its share of the market-related value of plan assets. The market-related values are determined in a rational and systematic manner in order to recognize market value asset gains and losses over a period of up to five years. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses.

Assets

Assets are resources controlled by the government from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the transaction or event gives rise to the government’s control of the benefit.

60	Consolidated Financial Statements, 2018–2019

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, net pension assets, advances and investments in GBEs.

Cash and cash equivalents include cash or other short-term, liquid, low-risk instruments that are readily convertible to cash, typically within three months or less.

Investments include temporary investments and portfolio investments. Temporary investments are recorded at the lower of cost or market value. Portfolio investments are recorded at the lower of cost or their estimated net realizable value.

Accounts receivables are recorded at cost. A valuation allowance is recorded when the collection of the receivable is considered doubtful.

Loans receivable are initially recorded at cost. A valuation allowance is recorded when collection of the loans receivable, or any part thereof, is considered doubtful. Loans receivable include loans to GBEs, municipalities and loans under the student loans program. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value, discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in GBEs represents the net assets of GBEs recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development, as well as interest related to financing during construction. All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are amortized over the estimated useful lives of the assets on a straight-line basis. The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings	20 to 40 years

Dams and Engineering Structures	20 to 80 years

Transportation Infrastructure	10 to 75 years

Machinery and Equipment	3 to 20 years

Information Technology	3 to 15 years

Other	3 to 50 years

Consolidated Financial Statements, 2018–2019	61

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Other Non-Financial Assets

Non-financial assets also include prepaid expenses and inventory of supplies.

Intangible assets, assets with historical or cultural value or works of art, and assets inherited by right of the Crown, such as Crown lands, forests, water and mineral resources, are not recognized in the Consolidated Statement of Financial Position.

(f) Newly Adopted Accounting Standards

The Province adopted PS 3430 – Restructuring Transactions effective April 1, 2018.

The new standard provides guidance on accounting for, and reporting assets and liabilities transferred in restructuring transactions by both transferors and recipients.

(g) Future Changes in Accounting Standards

PS 3280 – Asset Retirement Obligations

PSAB has issued a new standard on Asset Retirement Obligations. It provides guidance on the accounting and reporting for legal obligations associated with the retirement of tangible capital assets. This standard is effective in fiscal years 2021–22 or earlier. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

PS 1201 – Financial Statement Presentation

The new standard replaces PS 1200 – Financial Statement Presentation, effective in fiscal year 2021–22. It introduces a statement of remeasurement gains and losses. Requirements in PS 2601 – Foreign Currency Translation and PS 3450 – Financial Instruments can give rise to the presentation of gains and losses as remeasurement gains and losses. This is explained below.

PS 3450 – Financial Instruments and PS 2601 – Foreign Currency Translation

PSAB has introduced new sections on Financial Instruments and Foreign Currency Translation that categorize items to be accounted for at either fair value, cost or amortized cost. Fair value measurement applies to derivatives and portfolio investments in equity instruments that are quoted in an active market. Other financial assets and financial liabilities will generally be measured at cost or amortized cost. Until an item is derecognized (for example, through disposition) any gains and losses arising due to changes in fair value or foreign currency (remeasurements) will be reported in the Statement of Remeasurement Gains and Losses. These standards are due to come into effect on April 1, 2021. However, PSAB is currently investigating narrow scope amendments to these standards and has planned an exposure draft outlining proposed amendments for 2019. These standards are effective in fiscal year 2021–22. Adoption of these standards require the adoption of the revised PS 1201 – Financial Statement Presentation and the PS 3041 – Portfolio Investments.

62	Consolidated Financial Statements, 2018–2019

The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

PS 3041 – Portfolio Investments

The new standard replaces PS 3040 – Portfolio Investments, with revised guidance on accounting for, and presentation and disclosure of, portfolio investments. This standard is effective in fiscal year 2021–22 with the adoption of PS 3450, PS 2601 and PS 1201. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

PS 3400 – Revenue

The new standard provides a framework for recognizing revenue by distinguishing between revenue that arises from transactions that include performance obligations from transactions that do not have performance obligations. This standard is effective in fiscal year 2022–23. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

2.	Debt

The Province borrows in both domestic and international markets. Debt issued, less any investments in the Province’s own bonds and treasury bills, of $354.3 billion as at March 31, 2019 (2017–18, $337.4 billion), is composed mainly of bonds and debentures issued in the short- and long-term domestic- and international-public capital markets and non-public debt held by certain federal pension funds. Debt presented in this note comprises Debt Issued for Provincial Purposes of $349.1 billion (2017–18, $329.5 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $18.9 billion (2017–18, $19.2 billion), less investments in Ontario bonds and treasury bills of $13.7 billion (2017–18, $11.2 billion). The following table presents the maturity schedule of the Province’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts. See Note 4 for debt of BPS organizations and obligations under P3 arrangements.

Consolidated Financial Statements, 2018–2019	63

Debt As at March 31 ($ Millions)					2019	2018 (Restated — See Note 17)

Currency	Canadian Dollar	U.S Dollar	Euro	Other Currencies[1]	Total	Total

Maturing in:

2019	–	–	–	–	–	$43,143

2020	33,646	9,986	4,813	532	48,977	27,407

2021	14,108	8,509	1,652	2,377	26,646	26,466

2022	18,169	5,949	–	–	24,118	23,170

2023	17,996	6,210	–	–	24,206	24,067

2024	22,462	6,631	–	–	29,093	–

1–5 years	106,381	37,285	6,465	2,909	153,040	144,253

6–10 years	69,764	2,718	9,596	1,094	83,172	80,413

11–15 years	12,025	–	–	536	12,561	14,866

16–20 years	23,608	–	–	–	23,608	22,804

21–25 years	38,781	–	80	–	38,861	28,411

26–50[2] years	56,738	–	–	–	56,738	57,913

Total Issued[3,4,6]	307,297	40,003	16,141	4,539	367,980	348,660

Less: Holdings of own Ontario bonds and treasury bills[5]	(13,716)	–	–	–	(13,716)	(11,249)

Total	293,581	40,003	16,141	4,539	354,264	337,411

Debt Issued for Provincial Purposes	288,405	40,003	16,141	4,539	349,088	329,477

OEFC	18,892	–	–	–	18,892	19,183

Total Issued	307,297	40,003	16,141	4,539	367,980	348,660
Less: Holdings of own Ontario bonds and treasury bills[5]	(13,716)	–	–	–	(13,716)	(11,249)

Total	293,581	40,003	16,141	4,539	354,264	337,411
Effective Interest Rates (Weighted Average)[6]

2019	3.76%	2.48%	3.47%	3.01%	3.60%	–

2018	3.77%	2.24%	3.47%	2.90%	–	3.56%

[1]  Other currencies comprise the Australian dollar, Japanese yen, Swiss franc and UK pound sterling.

[2]  The longest term to maturity is to June 2, 2062.

[3]  Original foreign currency converted to Canadian dollar equivalent.

[4]  Total foreign currency-denominated debt as at March 31, 2019 was $60.7 billion (2017–18, $60.3 billion). Of that, $60.1 billion or 99.1 per cent (2017–18, $59.7 billion or 99.1 per cent) was fully hedged to Canadian dollars. The remaining 0.9 per cent (2017–18, 0.9 per cent) of foreign debt was unhedged as follows: $536 million (2017–18, $541 million) Swiss franc-denominated debt. Unhedged foreign currency debt as a percentage of revised total debt was 0.2 per cent (2017–18, 0.2 per cent).

[5]  As at March 31, 2019, debt issued for provincial purposes purchased and held by the Province denominated in Canadian dollars includes long-term debt of $10.0 billion (2017–18, $7.6 billion), and short-term debt of $3.7 billion (2017–18, $3.6 billion).

[6]  The effective interest rates based on total debt range from 0% to 15.75% (2017–18, 0% to 15.75%).

64	Consolidated Financial Statements, 2018–2019

Debt As at March 31 ($ Millions)	2019	2018 (Restated — See Note 17)
Debt Payable to/of:

Public Investors	356,941	$337,227

Canada Pension Plan Investment Board	10,188	10,233

Ontario Immigrant Investor Corporation[1]	89	353

School Board Trust Debt	607	630

Canada Mortgage and Housing Corporation	155	217

Total	367,980	348,660

Less: Holdings of own Ontario bonds and treasury bills	(13,716)	(11,249)

Revised Total	354,264	337,411

[1] Repayable Provincial Allocations to the federal government.

Fair value of debt outstanding approximates the amounts at which debt instruments could be exchanged in a current transaction between willing parties. Most of the Province’s debt is valued at fair value through the use of public market quotations — where these are not available, fair value is estimated through the use of discounted cash flows. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2019 was $394.2 billion (2017–18, $372.7 billion). The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million, and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years. This debt recorded net of the sinking fund of $284 million (2017–18, $261 million), is reflected in the Province’s debt.

3.	Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure that exposure to financial risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (“derivatives”).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge interest rate risk and foreign currency risk. The Province elects to use hedge accounting for its foreign currency hedges.

Consolidated Financial Statements, 2018–2019	65

Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more cost-effective characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Foreign Currency Risk

Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments, as well as foreign currency transactions, will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. The term of forward foreign exchange contracts used for hedging is usually shorter than the term of the underlying debt, however hedge effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The current market risk policy allows the amount of unhedged foreign currency debt principal, net of foreign currency holdings, to reach a maximum of 3 per cent of Total Debt Issued for Provincial Purposes and OEFC. At March 31, 2019, the respective unhedged levels were 0.2 and 0.0 per cent (2017–18, 0.2 and 0.1 per cent). As of March 31, 2019, unhedged debt was limited to debt issued in Swiss francs. A one-Swiss rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in unhedged debt denominated in Swiss francs increasing by $7.3 million (2017–18, $7.4 million) and a corresponding increase in interest on debt of $0.7 million (2017–18, $0.9 million). Total foreign exchange losses recognized in the Statement of Operations for 2018–19 were $17.0 million (2017–18, losses of $30.7 million).

Interest Rate Risk

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as net interest rate resetting exposure, which is the floating rate exposure plus fixed rate debt maturing within the next 12-month period net of liquid reserves as a percentage of Debt Issued for Provincial Purposes and OEFC debt, respectively.

The current market risk policy limits net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. At March 31, 2019, the net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt was 10.8 per cent and -15.7 per cent, respectively (2017–18, 10.9 per cent and -17.0 per cent). The impact of a 100 basis-point change in borrowing rates is forecast to be approximately $350 million for 2019–20 ($300 million for 2018–19).

66	Consolidated Financial Statements, 2018–2019

Liquidity Risk

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves — that is, cash and temporary investments (Note 8) adjusted for collateral (Note 12) at levels that are expected to meet future cash requirements and give the Province flexibility in the timing of issuing debt. Pledged assets are considered encumbered for liquidity purposes while collateral held, that can be sold or repledged, is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

Credit Risk

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio measured through the replacement value of derivative contracts, as at March 31, 2019.

Credit Risk Exposure As at March 31 ($ Millions)	2019	2018

Gross Credit Risk Exposure	$5,430	$6,003

Less: Netting	(3,932)	(3,315)

Net Credit Risk Exposure	1,498	2,688

Less: Collateral Received (Note 12)	(1,332)	(2,200)

Net Credit Risk Exposure (Net of Collateral)	$166	$488

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high-credit-quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (“master agreements”) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss after the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to the Province after mitigation by the collateral received from counterparties.

Derivative Portfolio Notional Value

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2019, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Consolidated Financial Statements, 2018–2019	67

Derivative Portfolio Notional Value and Fair Value of Derivatives As at March 31
								Notional Value		Fair Value

($ Millions)								2019	2018	2019	2018
Maturity in Fiscal Year	2020	2021	2022	2023	2024	6–10 Years	Over 10 Years	Total	Total	Total	Total

Swaps:

Interest Rate[1]	20,598	15,579	10,163	11,215	11,485	11,085	6,436	86,561	85,104	(1,725)	(1,604)

Cross Currency	14,723	10,313	2,608	4,915	3,997	18,054	80	54,690	46,862	2,326	3,577

Forward Foreign Exchange Contracts	26,953	–	–	–	–	–	–	26,953	32,493	97	508

Total	62,274	25,892	12,771	16,130	15,482	29,139	6,516	168,204	$164,459	698	$2,481

[1]

Includes $3.4 billion (2017–18, $3.6 billion) of interest rate swaps related to loans receivable held by a consolidated entity and $5.0 billion (2017–18, $0.4 billion) related to short-term investments held by the Province.

4.	Other Long-Term Financing

Other long-term financing comprises the total debt of the BPS organizations and obligations under P3 arrangements.

The following table presents the maturity schedule of other long-term financing, by type of financing.

Other Long-Term Financing of $15.4 billion as at March 31, 2019 (2017–18, $14.0 billion), includes BPS debt of $5.4 billion (2017–18, $5.0 billion), BPS P3 obligations of $6.0 billion (2017–18, $5.6 billion) and other P3 obligations of $4.0 billion (2017–18, $3.5 billion). The following table presents the maturity schedule of other long-term financing by type of financing.

Other Long-Term Financing As at March 31, 2019 ($ Millions)				2019
Type of Financing	BPS Debt	BPS P3 Obligations	Other P3 Obligations	Total

Maturing in:

2019–20	957	1,469	690	3,116

2020–21	341	277	319	937

2021–22	340	261	574	1,175

2022–23	344	131	80	555

2023–24	322	123	81	526

1–5 years	2,304	2,261	1,744	6,309

Year 6 and thereafter	3,116	3,705	2,289	9,110

Total	5,420	5,966	4,033	15,419

Interest expense on BPS debt of $311 million (2017–18, $362 million) is included in Interest on Debt.

68	Consolidated Financial Statements, 2018–2019

5.	Deferred Revenue and Capital Contributions

In 2010–11, the Province renewed its long-standing business partnership with Teranet Inc. (Teranet) by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario for an additional 50 years. The Province received approximately a $1.0 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2019	2018 (Restated — See Note 17)

Deferred Revenue:

Hospitals, school boards and colleges	$2,293	$2,072

Vehicle and Driver Licences	1,159	1,126

Teranet Inc.	855	872

Other	404	395

Total Deferred Revenue	4,711	4,465

Deferred Capital Contributions	8,203	8,038

Total	$12,914	$12,503

6.	Pensions and Other Employee Future Benefits

Pensions and Other Employee Future Benefits Liability (Asset)

As at March 31 ($ Millions)	2019	2018	2019	2018	2019	2018

	Pensions	Pensions	Other Employee Future Benefits	Other Employee Future Benefits	Total	Total

Obligation for benefits	$143,752	$133,854	$11,398	$11,022	$155,150	$144,876

Less: plan fund assets	(173,398)	(162,600)	(594)	(573)	(173,992)	(163,173)

(Excess)/Deficiency of assets over obligations[1,2]	(29,646)	(28,746)	10,804	10,449	(18,842)	(18,297)

Unamortized actuarial gains (losses)	12,882	14,707	(335)	215	12,547	14,922

Accrued liability (asset)	(16,764)	(14,039)	10,469	10,664	(6,295)	(3,375)

Valuation allowance[3]	17,873	14,894	–	–	17,873	14,894

Total Liability	$1,109	$855	$10,469	$10,664	$11,578	$11,519

[1]  This amount comprises $31,004 million pertaining to pension plans with excess assets over obligations and $1,358 million pertaining to pension plans with excess obligations over assets (2017–18, $30,159 million pertaining to pension plans with excess assets over obligations and $1,413 million pertaining to pension plans with excess obligations over assets).

[2] All other employee future benefits have excess obligations over assets.

[3]  The valuation allowance is related to the net pension assets for the Ontario Teachers’ Pension Plan (OTPP), the Ontario Public Service Employees Union Pension Plan (OPSEUPP), the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP).

Consolidated Financial Statements, 2018–2019	69

Pensions and Other Employee Future Benefits Expense

For the year ended March 31 ($ Millions)	2019	2019	2019	2018
	Pensions	Other Employee Future Benefits	Total	Total

Cost of benefits	$4,063	$980	$5,043	$4,885

Amortization of actuarial gains	(1,118)	(27)	(1,145)	(1,124)

Employee and other employers’ contributions	(360)	–	(360)	(322)

Cost on plan amendment or curtailment	–	–	–	1,472

Recognition of unamortized experience gains	–	(1)	(1)	(1,472)

Interest (income) expense	(1,733)	217	(1,516)	(1,350)

Valuation allowance[2]	2,979	–	2,979	2,449

Total[1]	$3,831	$1,169	$5,000	$4,538

[1]  Total Pensions and Other Employee Future Benefits expense is reported in Schedule 3. The Ontario Teachers’ Pension Plan expense of $1,678 million (2017–18, $1,659 million) is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4. The pension expense of HOOPP of $1,130 million (2017–18, $561 million) is included in the Health expense in the Consolidated Statement of Operations. The pension expense of CAATPP of $231 million (2017–18, $210 million) is included in the Postsecondary and Training expense in the Consolidated Statement of Operations. The Public Service and OPSEU Pension expense of $834 million (2017–18, $853 million) and Other Employee Future Benefits — Retirement Benefits expense of $313 million (2017–18, $311 million) are included in the Other expense in the Consolidated Statement of Operations and is classified in Employee and Pensioner Benefits in Schedule 4. The remainder of Other Employee Future Benefits expense and Retirement Benefits from BPS organizations is included in the relevant ministries’ expenses in Schedule 4.

[2]  The valuation allowance is related to the net pension assets for OTPP, OPSEUPP, HOOPP and CAATPP.

Pensions

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP), and a joint sponsor of the Ontario Public Service Employees Union Pension Plan (OPSEUPP) and the Ontario Teachers’ Pension Plan (OTPP). These three plans are contributory defined benefit plans that provide Ontario government employees and elementary and secondary school teachers as well as administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute 8 to 12 per cent (2017–18, 8 to 12 per cent) of their salaries to these plans. The Province matches these contributions. The obligations for benefits and plan fund assets for OTPP and OPSEUPP exclude those employers not consolidated by the Province.

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan and the Ontario Teachers’ Retirement Compensation Arrangement. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

70	Consolidated Financial Statements, 2018–2019

In addition to the provincially sponsored plans, pension benefits for employees in the hospital and colleges sectors are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP) respectively, and are included in these financial statements.

HOOPP is a multi-employer pension plan covering employees of Ontario’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Ontario College Application Services and the Ontario College Library Services. Both plans are accounted for as multi-employer defined benefit plans that provide eligible members with a retirement income based on a formula that takes into account a member’s earnings history and length of service in the plan. The plans are financed by contributions from participating members and employers and by investment earnings. The Province records a percentage of the net obligations of HOOPP and CAATPP based on the ratio of employer to employee contributions. The Province includes 49.4 per cent of the net obligation of HOOPP and 50 per cent of the net obligation of CAATPP.

The Province does not have unilateral control over the decisions regarding contribution levels or benefit changes for either the HOOPP or CAATPP multi-employer plans as it is not a member of the committees responsible for these decisions. Therefore, a valuation allowance is recorded to write-down the net asset position in these plans, if any. The province has applied a full valuation against the net pension assets of the OTPP and OPSEUPP.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

Consolidated Financial Statements, 2018–2019	71

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP	CAATPP

Government’s Best Estimates as of December 31, 2018

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%

Discount rate and expected rate of return on pension assets	5.80%	5.75%	5.75%	5.75%	5.75%

Actual return on pension assets	2.47%	1.22%	0.61%	1.83%	0.14%

Accounting Actuarial Valuation as of December 31, 2018

Market value of pension fund assets[1] ($ millions)	92,902	26,560	9,446	39,029	5,431

Market-related value of assets[1] ($ millions)	92,813	26,828	9,663	39,500	5,354

Employer contributions[2] ($ millions)	1,678	472	250	1,130	231

Employee contributions[3] ($ millions)	1,526	397	255	953	241

Benefit payments[1] (including transfers to other plans) ($ millions)	3,011	1,364	480	1,258	240

Number of active members (approximately)	185,000	45,000	46,000	226,000	32,000

Average age of active members	43.0	45.0	44.7	44.2	47.7

Expected remaining service life of the employees (years)	15.1	10.8	11.7	13.0	13.1

Number of pensioners including survivors (approximately)	142,000	38,000	38,000	103,000	16,000

Government’s Best Estimates as of December 31, 2017

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.50%	2.50%	2.50%	3.75%	3.00%

Discount rate and expected rate of return on pension assets	6.00%	5.75%	5.75%	5.75%	5.75%

Actual return on pension assets	9.70%	10.80%	9.50%	10.88%	15.80%

Accounting Actuarial Valuation as of December 31, 2017

Market value of pension fund assets[1] ($ millions)	92,050	26,481	9,614	37,922	5,415

Market-related value of assets[1] ($ millions)	87,594	25,391	9,292	35,384	4,939

Employer contributions[2] ($ millions)	1,666	444	241	1,063	210

Employee contributions[3] ($ millions)	1,634	348	250	868	213

Benefit payments[1] (including transfers to other plans) ($ millions)	2,907	1,323	475	1,129	228

Number of active members (approximately)	184,000	44,000	45,000	216,000	29,000

Average age of active members	43.0	45.0	44.9	44.2	47.9

Expected remaining service life of the employees (years)	15.2	11.0	12.3	13.1	13.0

Number of pensioners including survivors (approximately)	139,000	38,000	37,000	100,000	16,000

[1]  Reflects the Province’s share, which excludes organizations not consolidated by the Province. Government’s share of the risks and benefits under OTPP is 49.0 per cent (2017–18, 49.0 per cent), under PSPP is 100 per cent (2017–18, 100 per cent), under OPSEUPP is 47.4 per cent (2017–18, 47.4 per cent), under HOOPP is 49.4 per cent (2017–18, 48.8 per cent) and under CAATPP is 50.0 per cent (2017–18, 50.0 per cent).

[2]  Employer contributions paid during the Province’s fiscal year. Employer contributions excludes employers’ contributions made by non-consolidated agencies participating in PSPP and OPSEUPP and excludes employers’ contributions to OTPP. PSPP employer contributions includes special payments of $131 million (2017–18, $99 million).

[3]  Employee contributions paid during the calendar year; excludes contributions of employees employed by non-consolidated agencies.

72	Consolidated Financial Statements, 2018–2019

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to eligible retired employees through a group insured benefit plan. Certain Public Service Pension Plan members and OPSEU Pension Plan members who had not accrued the minimum eligibility requirement of ten years of pension service before January 1, 2017 are now required to have 20 years of pension service and retire to an immediate unreduced pension to be eligible to receive the post-retirement insured benefits. Further, such eligible members who commenced receipt of a pension on or after January 1, 2017, have the option to either participate in the current legacy post-retirement insured benefits plan and pay 50 per cent of the premium costs, or to participate in the new retiree-focused post-retirement benefits plan, at no cost to the member.

Optional enrolment in the retiree-focused plan, at full cost to the retiree, is also available to employees hired before January 1, 2017, and who later retire to an immediate unreduced pension based on a minimum ten years of pension service and employees hired on and after January 1, 2017, who later retire to an immediate unreduced pension based on a minimum 20 years of pension service.

The liability for non-pension retirement benefits of $8.0 billion as at March 31, 2019 (2017–18, $8.2 billion), is included in the Other Employee Future Benefits Liability. The expense for 2018–19 of $356 million (2017–18, $363 million) is included in the Other Employee Future Benefits Expense.

The discount rate used in the non-pension retirement benefits calculation for 2018–19 is 3.5 per cent (2017–18, 3.4 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2018–19 ranges from 2.0 per cent to 5.4 per cent (2017–18, 2.0 per cent to 6.0 per cent).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability.

For all other employees, subject to terms set out in collective agreements and in the Management Board of Cabinet Compensation Directive as applicable, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service, but less than five years, are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

Consolidated Financial Statements, 2018–2019	73

The total post-employment benefits liability of $2.5 billion as at March 31, 2019 (2017–18, $2.5 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense of $813 million in 2018–19 (2017–18, $937 million post-employment benefit expense) is included in the Other Employee Future Benefits Expense.

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2018–19 is 3.5 per cent (2017–18, 2.9 per cent). The discount rate used by BPS organizations for the post-employment benefits in 2018–19 ranges from 2.2 per cent to 6.0 per cent (2017–18, 2.0 per cent to 6.3 per cent).

7.	Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2019	2018 (Restated — See Note 17)
Liabilities for Contaminated Sites	$1,769	$1,787
Other Pension Liabilities	1,666	1,574
Amounts due to Fair Hydro Trust	1,788	1,639
Other Funds and Liabilities[1]	2,047	1,857
Total	$7,270	$6,857

[1] Other Funds and Liabilities includes the remaining liability of $63 million related to legacy former Ontario Hydro Power Purchase Contracts.

Liabilities for Contaminated Sites

The Province reports environmental liabilities related to the management and remediation of contaminated sites where the Province is obligated or likely obligated to incur such costs. A contaminated sites liability of $1.8 billion (2017–18, $1.8 billion) has been recorded based on environmental assessments or estimations for those sites where an assessment has not been conducted.

The Province’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites, including mine sites. Any changes to the Province’s liabilities for contaminated sites will be accrued in the year in which they are assessed as likely and measurable.

Other Pension Liabilities

Other pension liabilities include pension and benefit funds related to the Provincial Judges’ Pension Fund, the Public Service, the Justice of the Peace, the Deputy Ministers’, OPSEU and the Case Management Masters Supplementary Benefit Accounts, externally restricted funds and other long-term liabilities.

74	Consolidated Financial Statements, 2018–2019

Fair Hydro Trust

The Fair Hydro Trust funded the cash shortfall from the Independent Electricity System Operator as part of the Global Adjustment Refinancing. As a result of the passing of the Fixing the Hydro Mess Act, 2019, the Province has included the amount of outstanding debt issued by the Fair Hydro Trust as liabilities.

8.	Investments

Investments As at March 31 ($ Millions)	2019	2018 (Restated — See Note 17)

Temporary Investments	$13,696	$14,937

Add: Assets Purchased under Resale Agreements	13,531	5,624

Less: Assets Sold under Repurchase Agreements	(4,001)	(1,887)

Total Temporary Investments	$23,226	$18,674

Other Investments	3,112	2,685

Total Investments	$26,338	$21,359

Temporary Investments

The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements at March 31, 2019, is $23.2 billion (2017–18, $18.7 billion). Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Other Investments

Other investments represent the investments held by BPS and other government organizations. These investments primarily consist of fixed-income securities. The fair value of these investments approximates book value.

Consolidated Financial Statements, 2018–2019	75

9.	Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)
	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2019	2018
Cost

Opening Balance	16,480	84,439	38,192	13,150	7,550	9,277	169,088	158,281

Additions	956	5,045	3,323	843	1,174	1,787	13,128	12,364

Disposals	28	167	521	284	186	152	1,338	1,557

Closing Balance	17,408	89,317	40,994	13,709	8,538	10,912	180,878	169,088

Accumulated Amortization

Opening Balance	–	28,032	10,524	10,021	4,370	2,269	55,216	50,993

Additions	–	2,654	1,511	756	730	300	5,951	5,583

Disposals	–	121	518	269	169	84	1,161	1,360

Closing Balance	–	30,565	11,517	10,508	4,931	2,485	60,006	55,216

Net Book Value

2019	17,408	58,752	29,477	3,201	3,607	8,427	120,872	–

2018	16,480	56,407	27,668	3,129	3,180	7,008	–	113,872

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings include administrative and service structures, dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mainly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Works of art and historical treasures are excluded from tangible capital assets.

76	Consolidated Financial Statements, 2018–2019

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2019, is $17.9 billion (2017–18, $14.3 billion). Capitalized interest for the fiscal year 2018–19 is $175 million (2017–18, $157 million). The cost of tangible capital assets under capital leases is $852 million (2017–18, $813 million), and their accumulated amortization is $362 million (2017–18, $324 million).

Amortization expense for the fiscal year 2018–19 totalled $6.0 billion (2017–18, $5.6 billion).

10.	Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) and the Province to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Province’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Change in Accumulated Deficit. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized losses in 2018–19 of $242 million (2017–18, unrealized gains $435 million) that resulted in a decrease in Investment in Government Business Enterprises and a corresponding increase in Net Debt and Accumulated Deficit.

11.	Hydro One Limited Common Shares

In May 2017, the Province sold 120 million common shares of Hydro One Limited (Hydro One) at $23.25 per common share through a secondary offering, generating approximately $2.8 billion in gross proceeds. Subsequent to this sale, the Province owned approximately 49.9 per cent of the outstanding common shares of Hydro One. An accounting gain of $791 million was recognized in the 2017–18 financial results in connection with the sale of Hydro One common shares.

In December 2017, First Nations in Ontario acquired 14.3 million common shares of Hydro One. Subsequent to this transaction, the Province owned 47.4 per cent of the outstanding common shares of Hydro One.

The Province did not sell any common shares of Hydro One in 2018–19. The Province owned 47.4 per cent of the outstanding common shares of Hydro One Limited as at March 31, 2019.

Consolidated Financial Statements, 2018–2019	77

Termination of Avista Merger

In July 2017, Hydro One announced an offer to acquire Avista Corporation (Avista), an electricity and gas utility based in Spokane, Washington. In January 2019, Hydro One and Avista announced that they mutually agreed to terminate their previously announced merger agreement. Related to the transaction, including a termination fee, Hydro One recorded net costs of $45 million in 2017, $44 million in 2018 and $191 million in Q1 2019 (Province’s Q4).

Hydro One Deferred Income Tax Regulatory Asset

In September 2017, the Ontario Energy Board (OEB) concluded that a portion of the Hydro One Networks’ net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act to tax payments under the federal and provincial tax regime (resulting from Hydro One’s initial public offering) should also be shared with ratepayers. In August 2018, the OEB granted Hydro One’s motion for reconsideration of the decision, and in March 2019, the OEB issued its reconsideration decision and concluded that their original decision was reasonable and should be upheld. As a result, Hydro One recorded an $867 million one-time decrease in net income. Notwithstanding the recognition of the effects of the decision in the financial statements, in April 2019, Hydro One filed an appeal with the Ontario Divisional Court with respect to the OEB’s deferred tax benefit decision.

Hydro One Consolidation

Hydro One’s net assets and net income are reflected in the financial statements using the modified equity method based on the percentage of ownership government held during the fiscal year.

78	Consolidated Financial Statements, 2018–2019

12.	Contingent Liabilities

Obligations Guaranteed by the Province

Loan guarantees include guarantees or indemnifications provided by the Province or government organizations. The authorized limit for loans guaranteed by the Province as at March 31, 2019, was $1.5 billion (2017–18, $1.5 billion). The outstanding loans guaranteed amounted to $0.6 billion as at March 31, 2019 (2017–18, $0.7 billion). A provision of $1.3 million (2017–18, $1.5 million), based on an estimate of the likely loss arising from guarantees under the Student Support Programs, has been reflected in these financial statements.

Other contingencies for this year are $0.1 billion (2017–18, $0.2 billion).

Loan Guarantees For the year ended March 31 ($ Millions)	2019		2018
	Maximum Guarantee Authorized	Net Outstanding	Maximum Guarantee Authorized	Net Outstanding

Ministries

Agriculture, Food and Rural Affairs	460	41.3	380.1	30.1

Finance	650.8	254.3	650.8	254.3

Advanced Education and Skills Development	9.0	9.0	13.2	13.2

	1,119.8	304.6	1,044.1	297.6

Consolidated entities

Ontario Clean Water Agency	–	–	15.0	13.2

Ontario Power Generation Inc.	81.0	81.0	83.0	83.0

Waterfront Toronto	–	3.0	–	–

	81.0	84.0	98.0	96.2

Hospitals, school boards and colleges	332.4	260.4	372.0	303.0

Total	1,533.2	649.0	1,514.1	696.8

Ontario Nuclear Funds Agreement

Under the Ontario Nuclear Funds Agreement (ONFA), the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

In addition, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

Consolidated Financial Statements, 2018–2019	79

Until the end of 2017, two agreements satisfied the Canadian Nuclear Safety Commission (CNSC) licensing requirements for financial guarantees in respect of OPG’s nuclear station decommissioning and nuclear waste management obligations. One agreement gave the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA. The other agreement between the Province and the CNSC, in place to the end of 2017, provided a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee related to the portion of the decommissioning and waste management obligations not funded by the estimated value of ONFA funds as at January 1, 2013. In return, the Province received from OPG an annual fee equal to 0.5 per cent of the value of the guarantee. In January 2017, OPG paid a guarantee fee of about $8 million to the Province based on the guarantee amount of $1.6 billion. The provincial guarantee, for up to $1.6 billion, was in effect from January 1, 2013, through December 31, 2017.

On November 28, 2017, the CNSC announced that it accepted OPG’s proposed revised financial guarantee for the period of 2018 to 2022. Effective January 1, 2018, the CNSC’s financial guarantee requirement is satisfied by the value of the ONFA funds, without the need for a direct provincial guarantee to the CNSC on behalf of OPG.

Social Housing – Loan Insurance Agreements

For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults through the Ministry of Municipal Affairs and Housing or the Ontario Mortgage and Housing Corporation.

At March 31, 2019, there were $3.7 billion (2017–18, $4.1 billion) of mortgage loans outstanding. As operating subsidies provided by the Province are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown

There are claims outstanding against the Crown, of which 65 (2017–18, 56) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of Aboriginal land claims, breach of contract, damages to persons and property, and like items. The cost to the Province, if any, cannot be determined because the financial outcome of these actions is uncertain. For a detailed listing of claims against the ministries, refer to Volume 1, “Claims Against the Crown.”

80	Consolidated Financial Statements, 2018–2019

On April 20, 2016, the Ontario Superior Court determined that Bill 115, Putting Students First Act, 2012, was in contravention of the unions’ right to collective bargaining under the Charter of Rights and Freedoms. The Court did not impose a penalty on the Province and directed that the parties attempt to negotiate a remedy. The Province has included in its financial statement its best estimation of the remedy amount based on information available, the extent of which was not disclosed given that agreements had not been reached with all applicant parties. At March 31, 2019, not all the applicant parties have reached an agreement with the Crown. One of the applicant parties has subsequently returned to court to decide on the remedy amount.

Canadian Blood Services

The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Insurance Company Limited (CBSI), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each government indemnifies CBSI for its pro rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million which may cover settlements, judgments and defense costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, (CBSI). Given current populations, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Legal Aid Ontario – Certificates

The Corporation issues certificates to individuals seeking legal aid assistance. Each certificate issued authorizes legal services to be performed within the tariff guidelines. As at March 31, 2019, the Province estimates certificates in the amount of $71.0 million (2018 – $64.8 million) of authorized legal services could still be incurred on certificates issued on or before March 31, 2019, over and above the billings received to date.

Contaminated Sites

The Province has identified contingent liabilities related to 141 sites (2017–18, 136 sites) that may have potential liabilities of $367 million (2017–18, $367 million). A liability has not been recorded for these sites at the financial reporting date because either the likelihood of the government becoming responsible for the site is not determinable, or the amount of the liability cannot be estimated, or both.

Consolidated Financial Statements, 2018–2019	81

Tax Assessments

The province signed a Memorandum of Agreement with the Government of Canada to transition to a single administration for corporate tax for tax years ending after December 31, 2008. As part of the agreement, for tax years prior to 2008 the Canada Revenue Agency (CRA) is responsible for the administration of audit activities, taxpayer objections and any appeals that may arise from objections administered by the CRA. The cost to the Province cannot be reasonably estimated as the outcome of these objections and appeals are uncertain.

Land and Land-Related Claims

A land or land-related claim is a formal allegation made by an Indigenous community that it is legally entitled to land, financial payment, or other compensation. Currently, 62 land claims are under negotiation, accepted for negotiation, or under review. A liability is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

General Real Estate Portfolio – Lease Obligation

Prior to the amalgamation of Stadium Corporation of Ontario Limited (STADCO) with Infrastructure Ontario and the Ontario Realty Corporation on June 6, 2011, all assets, liabilities and operations of STADCO were transferred to the General Real Estate Portfolio (GREP), including ground leases dated June 3, 1989, with Canada Lands Company (CLC) for the SkyDome Lands and the sublease to Rogers Stadium Limited Partnership (sub-tenant). Under the terms of the ground lease, GREP is responsible for base rent, realty taxes, utilities and certain operating costs which are assumed by the sub-tenant under the terms of the sub-lease. In the event of a default by the sub-tenant, the potential financial impact to GREP is estimated to be the base rent, in the range of $0.3 million to $0.4 million annually plus realty taxes, utilities and certain operating costs.

Collateral

The Province has entered into securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, the Province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2019, the Province pledged assets in the carrying amount of $253 million (2017–18, $17 million), which would be included in Investments and/or Cash and Cash Equivalents.

82	Consolidated Financial Statements, 2018–2019

13.a.	Contractual Obligations

Contractual Obligations			Minimum Payments to be made in:
as at March 31								2025 and
($ Millions)	2019	2018	2020	2021	2022	2023	2024	thereafter

Transfer Payments	14,282	9,880	5,514	3,082	2,207	1,328	426	1,725

Public-Private Partnership Contracts	28,912[1]	30,966	6,112	3,011	4,746	1,856	600	12,587

Ontario Power Generation	2,619	2,718	1,590	332	191	144	137	225

Leases	5,396	5,694	768	691	587	519	433	2,398

Construction Contracts	5,103	4,941	2,655	797	466	356	279	550

Other	12,643	11,255	8,641	1,042	727	640	526	1,067

Total Contractual Obligations	68,955	65,454	25,280	8,955	8,924	4,843	2,401	18,552
[1] Majority of 2019 P3 contracts relate to Hospitals (41 per cent) and Metrolinx (36 per cent) projects.

The Province has entered into a number of multiple-year P3 contracts for the construction of assets and delivery of services. The contractual obligations represent the unperformed capital and operating portion of the contracts and will become liabilities in the future when the terms of the contracts are met.

b.	Contractual Rights

Contractual Rights as at March 31 ($ Millions)	2019	2018	2020	2021	2022	2023	2024	2025 and thereafter

Transfer Payments	461	569	240	92	88	41	–	–

Leases	98	105	24	24	12	9	7	22

Construction Contracts	33	268	13	10	5	5	–	–

Other	13	10	2	2	2	1	–	6

Total Contractual Rights	605	952	279	128	107	56	7	28

In May 2010, the Province reached a deal with Teranet to provide a 50-year extension to its original agreement in exchange for $1.0 billion cash up front. As part of the new agreement, Teranet has agreed to pay the Province annual royalty payments beginning in 2017 and ending in 2067. The royalty payments are contingent upon Teranet’s financial performance. The Province recognized $24.5 million in revenue relating to royalty payments pertaining to the contractual rights from Teranet in 2018–19 (2017–18, $28.7 million).

Contractual rights are certain in nature and they will become assets in the future when the terms of the contracts are met.

Consolidated Financial Statements, 2018–2019	83

 c.  Contingent Assets

The Province has made claims against a number of companies in the tobacco industry pursuant to the Tobacco Damages and Health Care Costs Recovery Act, 2009. The claims are in the pre-trial stage and an estimate of any payment to the province is not estimable.

14.  Trust Funds Under Administration

The following trust funds under administration are not included in the Consolidated Financial Statements of the Province.

The Workplace Safety and Insurance Board (WSIB) is responsible for administering the Workplace Safety and Insurance Act,1997, which establishes a no-fault insurance scheme that provides benefits to workers who experience workplace injuries or illnesses.

The Public Guardian and Trustee for the Province of Ontario delivers a unique and diverse range of services that safeguard the legal, personal and financial interests of certain private individuals and estates. It also plays an important role in helping to protect charitable property in Ontario.

The Motor Vehicle Accident Claims Fund operates under the authority of the Motor Vehicle Accident Claims Act. The Act responds to claims that meet certain criteria. Currently, the fund provides two types of coverage: third-party bodily injury and property damage liability; and statutory accident benefits in accordance with legislated requirements.

The Pension Benefits Guarantee Fund (PBGF) provides protection, subject to specific maximums and specific exclusions, to Ontario members and beneficiaries of privately sponsored single-employer defined benefit pension plans in the event of plan sponsor insolvency. The PBGF is governed by the Pension Benefits Act and its Regulation and is administered by the Superintendent of the Financial Services Commission of Ontario (FSCO).

The Deposit Insurance Corporation of Ontario (DICO) was established under the Credit Unions and Caisses Populaires Act,1994. DICO’s role is to protect depositors of Ontario credit unions and caisses populaires from the loss of their deposits. Deposit insurance is part of a comprehensive depositor-protection program for all Ontario credit unions, which is backed by the Credit Unions and Caisses Populaires Act,1994.

Summary financial information from the most recent financial statements of trust funds under administration is provided below. The financial statements of the WSIB, the Public Guardian and Trustee for the Province of Ontario, and DICO have been prepared in accordance with IFRS.

84	Consolidated Financial Statements, 2018–2019

Workplace Safety and Insurance Board (WSIB) As at December 31 ($ Millions)	2018	2017

Assets	$37,309	$35,722

Liabilities	32,667	33,204

Net Assets	4,642	2,518

Fund balance attributable to WSIB stakeholders	$1,484	($710)

Other Trust Funds As at March 31 ($ Millions)			2019	2018

	Assets	Liabilities	Fund Balance (Unfunded Liability)	Fund Balance (Unfunded Liability)

The Public Guardian and Trustee for the Province of Ontario	$2,161	$85	$2,076	$1,947

Motor Vehicle Accident Claims Fund[1]	71	230	(159)	(166)

Pension Benefits Guarantee Fund	1,062	227	835	729

As at December 31	Assets	Liabilities	2018 Fund Balance	2017 Fund Balance

Deposit Insurance Corporation of Ontario	$293	$12	$281	$248
[1] Audited Financial Statements are not available for the Motor Vehicle Accident Claims Fund. Provided is from unaudited Financial Statements.

Unfunded liabilities of trusts under administration are not included in the Province’s Consolidated Financial Statements as it is intended that they will be discharged by external parties.

Consolidated Financial Statements, 2018–2019	85

15.	Related Party Disclosures and Inter-entity Transactions

The Province of Ontario enters into transactions with parties within the reporting entity, including provincial Crown corporations, agencies, boards, commissions and government not-for-profit organizations, in the normal course of operations. These inter-entity transactions are those conducted between related parties with common control or ownership, are recorded at the exchange value, and have been eliminated for purposes of consolidated reporting.

Related party transactions can also include transactions with entities outside the reporting entity where a member of the Province’s key management personnel, or their spouse or dependent, is key management personnel of the counterparty to a transaction with the Province. As key management personnel, they govern or share the power to determine the ongoing financial and operating decisions of that counterparty. Key management personnel of the Province are those individuals having authority and responsibility for planning, directing and controlling the activities of the government, and have been identified as ministers and deputy ministers for the purpose of this reporting.

The Province has a wide variety of controls in place to ensure that key management personnel do not enter into transactions with related parties. For 2018–19 there were no material transactions between related parties which occurred at a value different from that which would have been arrived at if the parties were unrelated.

86	Consolidated Financial Statements, 2018–2019

16.	Subsequent Events

TTC Upload

On April 10, 2019, the Province announced a $28.5 billion expansion to Ontario’s transit network. The Province will invest $11.2 billion to support four rapid transit projects: the Ontario Line, Yonge North Subway Extension, Scarborough Subway Extension and the Eglinton Crosstown West Extension.

As part of the announcement, the Province made a commitment to working with the City of Toronto to upload the TTC subway infrastructure. The financial impact of the upload to the Province is still being assessed.

Ontario Health Agency

On April 18, 2019, The People’s Health Care Act received Royal Assent. The Act grants the Minister of Health and Long-Term Care (the “Minister”) the power to transfer assets, liabilities, rights, obligations and employees of certain government organizations in the Health sector into Ontario Health, a new Crown Agency created by the Act. The Act also grants the Minister the power to dissolve impacted organizations.

The board of directors of Ontario Health is tasked with overseeing the transition process of transferring multiple provincial agencies into Ontario Health. The transition process is expected to occur over a number of years, so the potential transfer and dissolution date is currently unknown. The financial impact to the Province is being assessed.

Fair Hydro Trust

On May 9, 2019, Bill 87, Fixing the Hydro Mess Act, received Royal Assent. A reassessment of the indicators of control under the appropriate reporting standards by Ontario Power Generation resulted in the Fair Hydro Trust no longer being consolidated into its financial statements. The Province is determining whether the Fair Hydro Trust meets the control indicators as set out in Public Sector Accounting Standards.

Acquisitions by Ontario Power Generation

On June 25, OPG announced it had entered into an agreement to acquire Cube Hydro, an operator of hydropower facilities in the United States, to operate as part of OPG’s U.S. hydroelectric platform. The estimated value of the transaction is approximately $1.5 billion. The transaction is subject to standard regulatory approvals.

On July 30, OPG entered into a purchase agreement with affiliates of TC Energy to acquire a portfolio of natural gas-fired plants in Ontario, including generating stations in Napanee, Halton Hills and a 50 per cent ownership of the Toronto Portlands Energy Centre. The estimated value of this transaction is $2.9 billion, and is subject to standard regulatory approvals.

Consolidated Financial Statements, 2018–2019	87

17.	Changes In Accounting Policy and Reclassifications

A. Restatement of 2018 Budget

For comparative purposes, the 2018 Budget has been adjusted to be reflected on the same basis as that used to report the actual results in the year.

Summary of Restatement of 2018 Budget ($ Millions)	2018 Budget Restatement

Revenues	152,461

Expenses

Program expenses	145,922

Interest on debt	12,543

Total Expense	158,465

Deficit (before Reserve)	(6,004)

Reserve	(700)

Deficit per 2018 Budget	(6,704)

Valuation allowance for net pension assets	2,647

Payments to power generators and interest	2,380

Restated Deficit	(11,731)

Net Debt, beginning of year	308,203

Valuation for net pension assets, opening balance	14,649

Net Debt, beginning of year	322,852

Increase in net debt - 2018 Budget	16,838

Valuation allowance for net pension assets	2,647

Payments to power generators and interest	2,380

Net Debt, end of year	344,717

Further to these changes, the 2018 Budget has been reclassified to aggregate all expenses incurred related to the Government Real Estate Portfolio (GREP) and projects supported through Infrastructure Ontario under the Ministry of Infrastructure, which holds responsibility for the activities of these two government organizations. The actual results are presented on a similar basis for consistency.

88	Consolidated Financial Statements, 2018–2019

A summary of change are, by ministry, provided below:

Expense by Ministry ($ millions)
	2018–19 Budget	Pension	Electricity	GREP	Reclassified 2018–19 Budget

Accessibility Directorate of Ontario	21	–	–	(1)	20

Advanced Education and Skills Development	11,788	–	–	–	11,788

Agriculture, Food and Rural Affairs	1,199	–	–	(11)	1,188

Attorney General	2,013	–	–	(286)	1,727

Board of Internal Economy	352	–	–	(6)	346

Children and Youth Services	4,598	–	–	(26)	4,572

Citizenship and Immigration	122	–	–	(4)	118

Community and Social Services	13,313	–	–	(31)	13,282

Community Safety and Correctional Services	3,027	–	–	(273)	2,754

Economic Development and Growth/Research, Innovation and Science	1,072	–	–	(18)	1,054

Education	28,214	2,586	–	(35)	30,765

Energy	1,991	–	2,380	(2)	4,369

Environment and Climate Change	1,326	–	–	(23)	1,303

Executive Offices	58	–	–	(2)	56

Finance	1,679	–	–	(19)	1,660

Francophone Affairs	8	–	–	–	8

Government and Consumer Services	585	–	–	(49)	536

Health and Long-Term Care	61,278	–	–	(84)	61,194

Indigenous Relations and Reconciliation	101	–	–	–	101

Infrastructure	817	–	–	1,057	1,874

International Trade	61	–	–	–	61

Labour	331	–	–	(13)	318

Municipal Affairs and Housing	1,348	–	–	(6)	1,342

Natural Resources and Forestry	850	–	–	(36)	814

Northern Development and Mines	814	–	–	(6)	808

Seniors Affairs	46	–	–	1	47

Status of Women	37	–	–	–	37

Tourism, Culture and Sport	1,514	–	–	(18)	1,496

Transportation	5,566	–	–	(75)	5,491

Treasury Board Secretariat	1,618	61	–	(34)	1,645

Contingency	1,600	–	–	–	1,600

Interest on Debt	12,543	–	–	–	12,543

Year-End Savings / PRRT Savings	(1,425)	–	–	–	(1,425)

Total Expense	158,465	2,647	2,380	–	163,492

Consolidated Financial Statements, 2018–2019	89

B. Sector Reclassification

All presentations of results by sector have been modified to align with the sectors described in the 2018 Budget. The following changes have been made to align with prior year comparatives:

i.	Environment, Resources and Economic Development and General Government and Other have combined into Other Programs.

ii.	Program expenses have been adjusted on the same basis as that used to report the current year expenses.

Sector Reclassification of 2017–18 Actual ($ Millions)	2017–18 Reported	(i)	(ii)	2017–18 Restated

Health	58,922	–	144	59,066

Education	28,959	–	39	28,998

Children’s and Social Services	16,704	–	(324)	16,380

Environment, Resources and Economic Development	17,588	(17,588)	–	–

Postsecondary and Training	11,122	–	(18)	11,104

Justice	4,827	–	(618)	4,209

General Government and Other	4,241	(4,241)	–	–

Other Programs	–	21,829	777	22,606

Total Expense	142,363	–	–	142,363

C. Holding of Provincial Debt

During 2018–19, the Province reclassified its investments in the Province’s own bonds and treasury bills to exclude these balances from the total debt and investment balances. The prior year balances for debt and investments have been reclassified to conform with the 2018–19 presentation. These changes have no impact on Net Debt or Accumulated Deficit, and do not impact the Province’s fiscal results on the Statement of Operations.

D. Comparative Figures

Certain comparative figures have been reclassified as necessary to conform to the 2018–19 presentation.

90	Consolidated Financial Statements, 2018–2019

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2018–2019	91

Province of Ontario Schedule 1: Revenue by Source

($ Millions)	2018–19 Budget[1]	2018–19 Actual	2017–18 (Restated — See Note 17)

Taxation

Personal Income Tax	35,612	35,381	32,900

Sales Tax	26,808	27,808	25,925

Corporations Tax	15,137	16,606	15,612

Employer Health Tax	6,554	6,544	6,205

Education Property Tax	6,076	6,171	5,883

Ontario Health Premium	3,914	3,819	3,672

Land Transfer and Non-Residential Speculation Tax	3,142	2,761	3,174

Gasoline Tax	2,699	2,709	2,701

Tobacco Tax	1,250	1,241	1,244

Fuel Tax	784	774	760

Beer and Wine Tax	638	603	601

Electricity Payments-In-Lieu of Taxes	369	435	494

Ontario Portion of Federal Cannabis Excise Duty	35	19	–

Other Taxes	563	653	552

	103,581	105,524	99,723

Transfers from Government of Canada

Canada Health Transfer	14,934	14,852	14,359

Canada Social Transfer	5,486	5,451	5,314

Equalization Payments	963	963	1,424

Labour Market Development Agreement	702	719	672

Infrastructure Programs	1,703	605	1,065

Social Housing	386	394	419

Direct Transfers to Hospitals, School Boards and Colleges	301	390	314

Home Care and Mental Health	328	329	116

Workforce Development Agreement	296	296	234

Indian Welfare Services Agreement	272	281	274

Early Learning and Childcare	146	160	122

Bilingualism Development	82	85	85

Legal Aid - Criminal	56	64	64

Youth Criminal Justice	52	53	52

Labour Market Agreement for Persons with Disabilities	–	–	63

Other	299	448	283

	26,006	25,090	24,860

[1] Amounts reported as “Plan” in 2018 Budget, reclassified for presentation changes. See Note 17.

92	Consolidated Financial Statements, 2018–2019

Province of Ontario Schedule 1: Revenue by Source (cont’d)

($ Millions)	2018–19 Budget[1]	2018–19 Actual	2017–18 (Restated — See Note 17)

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	8,552	9,237	8,309

Income from Investment in Government Business Enterprises (Schedule 9)	5,292	5,470	6,152

Other

Vehicle and Driver Registration Fees	2,003	1,991	1,912

Sales and Rentals	1,409	1,477	2,450

Other Fees and Licences	774	861	819

Carbon Allowance Proceeds	1,979	472	2,401

Royalties	295	251	290

Independent Electricity System Operator Revenue	229	227	210

Power Supply Contract Recoveries	183	173	185

Local Services Realignment	140	138	138

Net Reduction of Power Purchase Contracts	41	41	74

Electricity Debt Retirement Charge	–	15	593

Miscellaneous	1,977	2,733	2,478

	9,030	8,379	11,550

Total Revenue	152,461	153,700	150,594
[1] Amounts reported as “Plan” in 2018 Budget has been restated and reclassified. See Note 17.

Consolidated Financial Statements, 2018–2019	93

Province of Ontario Schedule 2: Revenue by Sector

Sectors	Health[1]		Education[2]		Children’s and Social Services[3]		Postsecondary and Training[4]
For the year ended March 31 ($ Millions)	2019	2018	2019	2018	2019	2018	2019	2018
Revenue

Taxation (Schedule 1)	–	–	–	–	–	–	–	–

Transfers from Government of Canada (Schedule 1)	704	277	266	221	384	382	1,153	1,188

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	4,165	4,082	1,587	1,453	–	–	3,485	2,774

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	–	–

Other (Schedule 1)	914	488	58	35	113	353	50	53
Total	5,783	4,847	1,911	1,709	497	735	4,688	4,015

[1] Includes the activities of the Ministry of Health and Long-Term Care.

[2] Includes the activities of the Ministry of Education.

[3] Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.

[4] Includes the activities of the Ministry of Advanced Education and Skills Development.

94	Consolidated Financial Statements, 2018–2019

Sectors	Justice[5]		Other[6]		Total
For the year ended March 31 ($ Millions)	2019	2018	2019	2018	2019	2018
Revenue

Taxation (Schedule 1)	–	–	105,524	99,723	105,524	99,723

Transfers from Government of Canada (Schedule 1)	117	110	22,466	22,682	25,090	24,860

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	–	–	–	–	9,237	8,309

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	5,470	6,152	5,470	6,152

Other (Schedule 1)	854	813	6,390	9,808	8,379	11,550
Total	971	923	139,850	138,365	153,700	150,594

[5]  Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.

[6]  Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Citizenship and Immigration; Economic Development and Growth/Research, Innovation and Science; Energy; Environment and Climate Change; Finance, Francophone Affairs, Government and Consumer Services; Indigenous Relations and Reconciliation; Infrastructure; International Trade; Labour; Municipal Affairs and Housing; Natural Resources and Forestry; Northern Development and Mines; Senior Affairs; Status of Women; Tourism, Culture and Sport; Transportation; the Accessibility Directorate of Ontario, the Board of Internal Economy, Executive Offices and Treasury Board Secretariat.

Consolidated Financial Statements, 2018–2019	95

Province of Ontario Schedule 3: Expense by Sector[1]
Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Postsecondary and Training[5]
For the year ended March 31 ($ Millions)	2019	2018 (Restated — See Note 17)	2019	2018 (Restated — See Note 17)	2019	2018 (Restated — See Note 17)	2019	2018 (Restated — See Note 17)
Expense

Transfer Payments[9]	27,547	27,429	2,148	1,885	16,386	15,587	6,764	6,584

Salaries and Wages	16,689	16,059	18,359	17,707	481	462	2,555	2,240

Interest on Debt	–	–	–	–	–	–	–	–

Services	4,848	4,167	1,701	1,598	131	143	937	843

Supplies and Equipment	5,325	5,040	2,151	2,118	6	9	330	292

Employee Benefits	2,901	2,678	2,805	2,680	86	70	304	267

Amortization of Tangible Capital Assets	1,788	1,745	1,324	1,223	37	37	334	290

Pensions and Employee Future Benefits (Note 6)	1,627	1,033	1,846	1,774	7	6	239	210

Transportation and Communication	225	212	9	15	19	23	74	70

Interest on Debt of Hospitals, School Boards and Colleges	–	–	–	–	–	–	–	–

Power Supply Contract Costs	–	–	–	–	–	–	–	–

Other	561	703	82	(2)	33	43	332	308

Total[10]	61,511	59,066	30,425	28,998	17,186	16,380	11,869	11,104

[1]  The information in the sectors’ columns represents activities of ministries and consolidated agencies after adjustments to eliminate transactions between sectors.

[2]  Includes the activities of the Ministry of Health and Long-Term Care.

[3]  Includes the activities of the Ministry of Education.

[4]  Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.

[5]  Includes the activities of the Ministry of Advanced Education and Skills Development.

96	Consolidated Financial Statements, 2018–2019

Sectors	Justice[6]		Other[7]		Interest on Debt[8]		Total
For the year ended March 31 ($ Millions)	2019	2018 (Restated — See Note 17)	2019	2018 (Restated — See Note 17)	2019	2018	2019	2018 (Restated — See Note 17)

Expense

Transfer Payments[9]	515	456	11,513	11,250	–	–	64,873	63,191

Salaries and Wages	2,570	2,431	3,190	2,934	–	–	43,844	41,833

Interest on Debt	–	–	–	–	12,073	11,541	12,073	11,541

Services	409	411	2,409	2,561	–	–	10,435	9,723

Supplies and Equipment	157	162	220	240	–	–	8,189	7,861

Employee Benefits	358	325	501	496	–	–	6,955	6,516

Amortization of Tangible Capital Assets	17	17	2,451	2,271	–	–	5,951	5,583

Pensions and Employee Future Benefits (Note 6)	46	36	1,236	1,479	–	–	5,001	4,538

Transportation and Communication	102	111	186	156	–	–	615	587

Interest on Debt of Hospitals, School Boards and Colleges	–	–	–	–	311	362	311	362

Power Supply Contract Costs	–	–	173	191	–	–	173	191

Other	218	260	1,489	1,028	–	–	2,715	2,340
Total[10]	4,392	4,209	23,368	22,606	12,384	11,903	161,135	154,266

[6]  Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.

[7]  Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Citizenship and Immigration; Economic Development and Growth/Research, Innovation and Science; Energy; Environment and Climate Change; Finance, Francophone Affairs, Government and Consumer Services; Indigenous Relations and Reconciliation; Infrastructure; International Trade; Labour; Municipal Affairs and Housing; Natural Resources and Forestry; Northern Development and Mines; Senior Affairs; Status of Women; Tourism, Culture and Sport; Transportation; the Accessibility Directorate of Ontario, the Board of Internal Economy, Executive Offices and Treasury Board Secretariat.

[8]  Includes activities related to the management of the debt of the Province.

[9]  Children’s and Social Services includes transfers of $1,685 million (2017–18, $1,658 million) to Children’s Aid Societies.

[10] The comparative figures have been reclassified to conform to the 2017–2018 presentation.

Consolidated Financial Statements, 2018–2019	97

Province of Ontario Schedule 4: Expense by Ministry
($ Millions)	2018–19 Budget[1]	2018–19 Actual	2017–18 (Restated — See Note 17)

Accessibility Directorate of Ontario	20	18	19

Advanced Education and Skills Development	11,788	11,869	11,104

Agriculture, Food and Rural Affairs	1,188	1,066	989

Attorney General	1,727	1,714	1,686

Board of Internal Economy	346	371	296

Children and Youth Services	4,572	4,419	4,116

Citizenship and Immigration	118	100	44

Community and Social Services	13,282	12,767	12,264

Community Safety and Correctional Services	2,754	2,678	2,523

Economic Development and Growth/Research, Innovation and Science	1,054	890	898

Education	29,040	28,747	27,339

Teachers’ Pension	1,725	1,678	1,659

Energy	4,369	4,899	3,496

Environment and Climate Change	1,303	560	715

Executive Offices	56	50	55

Finance	967	954	845

Interest on Debt	12,543	12,384	11,903

Municipal Partnership Fund	510	510	506

Power Supply Contract Costs	183	173	191

Francophone Affairs, Office of the	8	6	6

Government and Consumer Services	536	567	569

Health and Long-Term Care	61,194	61,511	59,066

Indigenous Relations and Reconciliation	101	289	1,208

Infrastructure	1,874	1,766	1,739

International Trade	61	39	47

Labour	318	308	303

Municipal Affairs and Housing	1,342	1,479	1,368

Natural Resources and Forestry	814	838	851

Northern Development and Mines	808	826	744

Senior Affairs	47	32	27

Status of Women	37	22	27

Tourism, Culture and Sport	1,496	1,545	1,582

Transportation	5,491	4,713	4,452

Treasury Board Secretariat	310	182	187

Contingency Fund[2]	1,600	–	–

Employee and Pensioner Benefits	1,335	1,165	1,442

Year-End Savings[3]	(1,425)	–	–
Total Expense	163,492	161,135	154,266
[1] Amounts reported as “Plan” in 2018 Budget has been restated and reclassified. See Note 17. [2] See glossary for definition. [3] For Budget purposes, the item was not allocated to individual ministries.

98	Consolidated Financial Statements, 2018–2019

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities

As at March 31 ($ Millions)	2019	2018
Transfer Payments	7,698	7,822

Interest on Debt	2,476	2,953

Salaries, Wages and Benefits	3,674	3,289

Other	10,429	9,288

Total Accounts Payable and Accrued Liabilities	24,277	23,352

Province of Ontario Schedule 6: Accounts Receivable

As at March 31 ($ Millions)	2019	2018 (Restated — See Note 17)

Taxes	6,103	6,980

Transfer Payments[1]	651	605

Other Accounts Receivable[2]	5,119	5,649
	11,873	13,234

Less: Allowance for Doubtful Accounts[3]	(1,254)	(1,252)
	10,619	11,982

Government of Canada	1,553	1,483

Total Accounts Receivable	12,172	13,465

[1]  The Transfer Payment receivable consists primarily of recoverables of $624 million (2017–18, $580 million) for the Ontario Disability Support Program – Financial Assistance.

[2]  Other Accounts Receivable includes trade receivables.

[3]  The Allowance for Doubtful Accounts includes a provision of $525 million (2017–18, $496 million) for the Ontario Disability Support Program – Financial Assistance.

Consolidated Financial Statements, 2018–2019	99

Province of Ontario Schedule 7: Loans Receivable

As at March 31 ($ Millions)	2019	2018 (Restated — See Note 17)
Government Business Enterprises[1]	3,356	3,577

Municipalities[2]	3,726	4,760

Students[3]	2,452	2,637

Industrial and Commercial[4]	422	326

Pension Benefit Guarantee Fund[5]	165	176

Universities[6]	126	129

Other[7]	2,622	1,638

	12,869	13,243

Unamortized Concession Discounts[8]	(209)	(145)

Allowance for Doubtful Accounts[9]	(777)	(716)

Total Loans Receivable	11,883	12,382

[1]  Loans to GBEs bear interest rates of 2.65 per cent to 5.64 per cent (2017–18, 2.32 per cent to 5.44 per cent).

[2]  Loans to municipalities bear interest at rates of up to 8.85 per cent (2017–18, 10.00 per cent).

[3]  Loans to students bear interest at rates of 3.50 per cent to 5.00 per cent (2017–18, 2.70 per cent to 4.50 per cent).

[4]  Loans to industrial and commercial enterprises bear interest rates of up to 6.46 per cent (2017–18, 6.35 per cent).

[5]  The loan to the Pension Benefit Guarantee Fund is interest-free.

[6]  Loans to universities are mortgages bearing interest rates of 5.09 per cent to 6.38 per cent (2017–18, 6.25 per cent to 7.25 per cent).

[7]  Loans to other include loan for not-for-profit organizations of $2.16 billion (2017–18, $1.1 billion), loans to electricity sector union trusts of $103 million (2017–18, $105 million), and loans to OFN Power Holdings LP of $253 million (2017–18, $258 million).

[8]  Unamortized concession discounts relate to loans made to municipalities of $25 million (2017–18, $31 million), loans to the Pension Benefit Guarantee Fund of $81 million (2017–18, $86 million) and loans to industrial and commercial enterprises and other of $103 million (2017–18, $28 million).

[9]  Allowance for doubtful accounts relate to loans made to students of $629 million (2017–18, $624 million), industrial and commercial enterprises and other of $147 million (2017–18, $65 million).

100	Consolidated Financial Statements, 2018–2019

Repayment Terms As at March 31 ($ Millions)	Principal Repayment
Years to Maturity	2019	2018

1 year	1,696	1,458

2 years	1,144	1,300

3 years	864	1,111

4 years	753	839

5 years	605	718

1–5 years	5,062	5,426

6–10 years	2,173	2,226

11–15 years	1,157	1,161

16–20 years	696	721

21–25 years	1,235	1,368

Over 25 years	2,446	2,266

Subtotal	12,769	13,168

No fixed maturity	100	75

Total	12,869	13,243

Consolidated Financial Statements, 2018–2019	101

Province of Ontario Schedule 8: Government Organizations[1]
Government Business Enterprises	Responsible Ministry

Hydro One Limited	Energy

Liquor Control Board of Ontario	Finance

Ontario Cannabis Retail Corporation	Finance

Ontario Lottery and Gaming Corporation	Finance

Ontario Power Generation Inc.	Energy

Other Government Organizations	Responsible Ministry

Agricorp	Agriculture, Food and Rural Affairs

Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs

Algonquin Forestry Authority	Natural Resources and Forestry

Cancer Care Ontario	Health and Long-Term Care

Education Quality and Accountability Office	Education

eHealth Ontario	Health and Long-Term Care

Financial Services Regulatory Authority of Ontario	Finance

Forest Renewal Trust	Natural Resources and Forestry

General Real Estate Portfolio	Infrastructure

Ontario Climate Change Solutions Deployment Corporation (Green Ontario Fund)	Environment and Climate Change

Independent Electricity System Operator	Energy

Investment Management Corporation of Ontario	Finance

Legal Aid Ontario	Attorney General

Local Health Integration Networks

Central East Local Health Integration Network	Health and Long-Term Care

Central Local Health Integration Network	Health and Long-Term Care

Central West Local Health Integration Network	Health and Long-Term Care

Champlain Local Health Integration Network	Health and Long-Term Care

Erie St. Clair Local Health Integration Network	Health and Long-Term Care

Hamilton Niagara Haldimand Brant Local Health Integration Network	Health and Long-Term Care

Mississauga Halton Local Health Integration Network	Health and Long-Term Care

North East Local Health Integration Network	Health and Long-Term Care

North Simcoe Muskoka Local Health Integration Network	Health and Long-Term Care

North West Local Health Integration Network	Health and Long-Term Care

South East Local Health Integration Network	Health and Long-Term Care

South West Local Health Integration Network	Health and Long-Term Care

Toronto Central Local Health Integration Network	Health and Long-Term Care

Waterloo Wellington Local Health Integration Network	Health and Long-Term Care

Metrolinx	Transportation

Metropolitan Toronto Convention Centre Corporation	Tourism, Culture and Sport

Niagara Parks Commission	Tourism, Culture and Sport

Northern Ontario Heritage Fund Corporation	Northern Development and Mines

Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health and Long-Term Care

Ontario Capital Growth Corporation	Economic Development and Growth / Research, Innovation and Science

Ontario Clean Water Agency	Environment and Climate Change

Ontario Educational Communications Authority (TVO)	Education

Ontario Electricity Financial Corporation	Finance

Ontario Energy Board	Energy

Ontario Financing Authority	Finance

Ontario French-Language Educational Communications Authority (TFO)	Education

Ontario Immigrant Investor Corporation	Citizenship and Immigration

[1]  The schedule of government organizations is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. This listing represents all consolidated organizations included in the Province’s financial statements as at March 31, 2019. Other controlled organizations that do not meet the consolidation threshold of materiality and cost-benefit (per PSAB standards), such as Children’s Aid Societies, are instead reflected as government transfer payment expense in these financial statements through the accounts of the ministries responsible for them.

102	Consolidated Financial Statements, 2018–2019

Province of Ontario Schedule 8: Government Organizations[1]
Other Government Organizations (cont’d)	Responsible Ministry (cont’d)

Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Infrastructure

Ontario Mortgage and Housing Corporation	Municipal Affairs / Housing

Ontario Northland Transportation Commission	Northern Development and Mines

Ontario Place Corporation	Tourism, Culture and Sport

Ontario Securities Commission	Finance

Ontario Tourism Marketing Partnership Corporation	Tourism, Culture and Sport

Ontario Trillium Foundation	Tourism, Culture and Sport

Ornge	Health and Long-Term Care

Ottawa Convention Centre Corporation	Tourism, Culture and Sport

Province of Ontario Council for the Arts (Ontario Arts Council)	Tourism, Culture and Sport

Science North	Tourism, Culture and Sport

The Centennial Centre of Science and Technology (Ontario Science Centre)	Tourism, Culture and Sport

The Royal Ontario Museum	Tourism, Culture and Sport

Toronto Organizing Committee for the 2015 Pan American and Parapan American Games (Toronto 2015)	Tourism, Culture and Sport

Toronto Waterfront Revitalization Corporation (Waterfront Toronto)[2]	Infrastructure

Transmission Corridor Program	Infrastructure

Broader Public Sector Organizations

Public Hospitals — Ministry of Health and Long-Term Care

Alexandra Hospital Ingersoll	Grand River Hospital

Alexandra Marine & General Hospital	Grey Bruce Health Services

Almonte General Hospital	Groves Memorial Community Hospital

Anson General Hospital	Guelph General Hospital

Arnprior Regional Health	Haldimand War Memorial Hospital

Atikokan General Hospital	Haliburton Highlands Health Services Corporation

Baycrest Centre for Geriatric Care	Halton Healthcare Services Corporation

Bingham Memorial Hospital	Hamilton Health Sciences Corporation

Bluewater Health	Hanover & District Hospital

Brant Community Healthcare System	Headwaters Health Care Centre

Brockville General Hospital	Health Sciences North

Bruyère Continuing Care Inc.	Holland Bloorview Kids Rehabilitation Hospital

Cambridge Memorial Hospital	Hôpital Général de Hawkesbury and District General Hospital Inc.

Campbellford Memorial Hospital	Hôpital Glengarry Memorial Hospital

Carleton Place & District Memorial Hospital	Hôpital Montfort

Casey House	Hôpital Notre-Dame Hospital (Hearst)

Chatham-Kent Health Alliance	Hornepayne Community Hospital

Children’s Hospital of Eastern Ontario - Ottawa Children’s Treatment Centre	Hospital for Sick Children

Clinton Public Hospital	Hôtel-Dieu Grace Healthcare

Collingwood General and Marine Hospital	Hôtel-Dieu Hospital, Cornwall

Cornwall Community Hospital	Humber River Hospital

Deep River & District Hospital Corporation	Joseph Brant Hospital

Dryden Regional Health Centre	Kemptville District Hospital

Englehart and District Hospital Inc.	Kingston Health Sciences Centre

Erie Shores HealthCare Corp	Kirkland and District Hospital

Espanola Regional Hospital and Health Centre	Lady Dunn Health Centre

Four Counties Health Services	Lady Minto Hospital, Cochrane

Georgian Bay General Hospital	Lake of the Woods District Hospital

Geraldton District Hospital	Lakeridge Health
[2] Toronto Waterfront Revitalization Corporation (Waterfront Toronto) is a government partnership with the Province having one-third interest.

Consolidated Financial Statements, 2018–2019	103

Province of Ontario Schedule 8: Government Organizations[1]
Public Hospitals — Ministry of Health and Long-Term Care (cont’d)

Lennox and Addington County General Hospital	Sioux Lookout Meno Ya Win Health Centre

Listowel Memorial Hospital	Smooth Rock Falls Hospital

London Health Sciences Centre	South Bruce Grey Health Centre

Mackenzie Health	South Huron Hospital Association

Manitoulin Health Centre	Southlake Regional Health Centre

Markham Stouffville Hospital	St. Francis Memorial Hospital

Mattawa General Hospital	St. Joseph’s Care Group

Muskoka Algonquin Healthcare	St. Joseph’s Continuing Care Centre, Sudbury

Niagara Health System	St. Joseph’s General Hospital, Elliot Lake

Nipigon District Memorial Hospital	St. Joseph’s Health Care, London

Norfolk General Hospital	St. Joseph’s Health Centre Guelph

North Bay Regional Health Centre	St. Joseph’s Healthcare Hamilton

North Shore Health Network	St. Mary’s General Hospital

North of Superior Healthcare Group	St. Marys Memorial Hospital

North Wellington Health Care Corporation	St. Thomas Elgin General Hospital

North York General Hospital	Stevenson Memorial Hospital

Northumberland Hills Hospital	Stratford General Hospital

Orillia Soldiers’ Memorial Hospital	Strathroy Middlesex General Hospital

Ottawa Hospital	Sunnybrook Health Sciences Centre

Pembroke Regional Hospital Inc.	Temiskaming Hospital

Perth and Smiths Falls District Hospital	Thunder Bay Regional Health Sciences Centre

Peterborough Regional Health Centre	Tillsonburg District Memorial Hospital

Providence Care Centre (Kingston)	Timmins and District Hospital

Queensway Carleton Hospital	Toronto East Health Network

Quinte Healthcare Corporation	Trillium Health Partners

Red Lake Margaret Cochenour Memorial Hospital Corporation	Unity Health Network

Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines	University Health Network

Renfrew Victoria Hospital	University of Ottawa Heart Institute

Riverside Health Care Facilities Inc.	Weeneebayko Area Health Authority

Ross Memorial Hospital	West Haldimand General Hospital

Royal Victoria Regional Health Centre	West Nipissing General Hospital

Runnymede Healthcare Centre	West Park Healthcare Centre

Salvation Army Toronto Grace Health Centre	West Parry Sound Health Centre

Sante Manitouwadge Health	William Osler Health System

Sault Area Hospital	Winchester District Memorial Hospital

Scarborough Health Network	Windsor Regional Hospital

Seaforth Community Hospital	Wingham and District Hospital

Sensenbrenner Hospital	Women’s College Hospital

Services de santé de Chapleau Health Services	Woodstock General Hospital Trust

Sinai Health System

Specialty Psychiatric Hospitals — Ministry of Health and Long-Term Care

Centre for Addiction and Mental Health	Royal Ottawa Health Care Group

Ontario Shores Centre for Mental Health Sciences	Waypoint Centre for Mental Health Care

104	Consolidated Financial Statements, 2018–2019

Province of Ontario Schedule 8: Government Organizations[1]
School Boards — Ministry of Education

Algoma District School Board	Lambton Kent District School Board

Algonquin & Lakeshore Catholic District School Board	Limestone District School Board

Avon Maitland District School Board	London District Catholic School Board

Bloorview School Authority	Moose Factory Island District School Area Board

Bluewater District School Board	Moosonee District School Area Board

Brant Haldimand Norfolk Catholic District School Board	Near North District School Board

Bruce-Grey Catholic District School Board	Niagara Catholic District School Board

Campbell Children’s School Authority	Niagara Peninsula Children’s Centre School Authority

Catholic District School Board of Eastern Ontario	Nipissing-Parry Sound Catholic District School Board

Conseil des écoles publiques de l’Est de l’Ontario	Northeastern Catholic District School Board

Conseil scolaire catholique MonAvenir	Northwest Catholic District School Board

Conseil scolaire catholique Providence	Ottawa Catholic District School Board

Conseil scolaire de district catholique de l’Est ontarien	Ottawa-Carleton District School Board

Conseil scolaire de district catholique des Aurores boréales	Peel District School Board

Conseil scolaire de district catholique des Grandes Rivières	Penetanguishene Protestant Separate School Board

Conseil scolaire de district catholique du Centre-Est de l’Ontario	Peterborough Victoria Northumberland and

Conseil scolaire de district catholique du Nouvel-Ontario	Clarington Catholic District School Board

Conseil scolaire de district catholique Franco-Nord	Rainbow District School Board

Conseil scolaire de district du Nord-Est de l’Ontario	Rainy River District School Board

Conseil scolaire public du Grand Nord de l’Ontario	Renfrew County Catholic District School Board

Conseil scolaire Viamonde	Renfrew County District School Board

District School Board of Niagara	Simcoe County District School Board

District School Board Ontario North East	Simcoe Muskoka Catholic District School Board

Dufferin-Peel Catholic District School Board	St. Clair Catholic District School Board

Durham Catholic District School Board	Sudbury Catholic District School Board

Durham District School Board	Superior North Catholic District School Board

Grand Erie District School Board	Superior-Greenstone District School Board

Greater Essex County District School Board	Thames Valley District School Board

Halton Catholic District School Board	Thunder Bay Catholic District School Board

Halton District School Board	Toronto Catholic District School Board

Hamilton-Wentworth Catholic District School Board	Toronto District School Board

Hamilton-Wentworth District School Board	Trillium Lakelands District School Board

Hastings and Prince Edward District School Board	Upper Canada District School Board

Huron-Perth Catholic District School Board	Upper Grand District School Board

Huron-Superior Catholic District School Board	Waterloo Catholic District School Board

James Bay Lowlands Secondary School Board	Waterloo Region District School Board

John McGivney Children’s Centre School Authority	Wellington Catholic District School Board

Kawartha Pine Ridge District School Board	Windsor-Essex Catholic District School Board

Keewatin-Patricia District School Board	York Catholic District School Board

Kenora Catholic District School Board	York Region District School Board

KidsAbility School Authority

Lakehead District School Board

Consolidated Financial Statements, 2018–2019	105

Province of Ontario Schedule 8: Government Organizations[1]

Colleges — Ministry of Advanced Education and Skills Development

Algonquin College of Applied Arts and Technology	Humber College Institute of Technology and Advanced Learning

Cambrian College of Applied Arts and Technology	Lambton College of Applied Arts and Technology

Canadore College of Applied Arts and Technology	Loyalist College of Applied Arts and Technology

Centennial College of Applied Arts and Technology	Mohawk College of Applied Arts and Technology

Collège Boréal d’arts appliqués et de technologie	Niagara College of Applied Arts and Technology

Collège d’arts appliqués et de technologie La Cité collégiale	Northern College of Applied Arts and Technology

Conestoga College Institute of Technology and Advanced Learning	Sault College of Applied Arts and Technology

Confederation College of Applied Arts and Technology	Seneca College of Applied Arts and Technology

Durham College of Applied Arts and Technology	Sheridan College Institute of Technology and Advanced Learning

Fanshawe College of Applied Arts and Technology	Sir Sandford Fleming College of Applied Arts and Technology

George Brown College of Applied Arts and Technology	St. Clair College of Applied Arts and Technology

Georgian College of Applied Arts and Technology	St. Lawrence College of Applied Arts and Technology

106	Consolidated Financial Statements, 2018–2019

Province of Ontario Schedule 9: Government Business Enterprises[1] Summary financial information of Government Business Enterprises is provided below.

For the year ended March 31, 2019 ($ Millions)	Hydro One Limited[2]	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2019 Total	2018 Total
Assets

Cash and Temporary Investments	4	380	19	456	662	1,521	1,310

Accounts Receivable	638	84	5	158	680	1,565	1,857

Inventories	–	486	47	31	769	1,333	1,236

Prepaid Expenses	–	24	1	28	–	53	64

Long-Term Investments	–	–	–	108	–	108	183

Fixed Assets	19,893	420	1	1,054	24,063	45,431	42,374

Other Assets[3]	5,414	–	–	–	26,901	32,315	30,963

Total Assets	25,949	1,394	73	1,835	53,075	82,326	77,987
Liabilities

Accounts Payable	884	810	56	309	2,007	4,066	3,828

Notes Payable	1,850	–	–	–	–	1,850	989

Deferred Revenue	–	–	–	57	417	474	410

Long-Term Debt	10,485	120	65	271	7,412	18,353	17,119

Other Liabilities[3]	3,051	–	–	381	26,865	30,297	28,161

Total Liabilities	16,270	930	121	1,018	36,701	55,040	50,507

Net Assets before Non-Controlling Interest	9,679	464	(48)	817	16,374	27,286	27,480

Non-Controlling Interest	(4,917)	–	–	–	(165)	(5,082)	(5,416)
Net Assets after Non-Controlling Interest	4,762	464	(48)	817	16,209	22,204	22,064
Revenue[3]	2,983	6,426	64	8,445	5,034	22,952	22,061
Expenses[3]	3,048	4,150	106	5,981	4,197	17,482	15,909

Net Income	(65)	2,276	(42)	2,464	837	5,470	6,152

Consolidated Financial Statements, 2018–2019	107

Province of Ontario Schedule 9: Government Business Enterprises[1] (cont’d) Summary financial information of Government Business Enterprises is provided below.

For the year ended March 31, 2019 ($ Millions)	Hydro One Limited[2]	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2019 Total	2018 Total

Net Income	(65)	2,276	(42)	2,464	837	5,470	6,152

Net Assets at Beginning of Year before Accumulated Other Comprehensive Loss (AOCI)	5,162	567	(6)	917	15,772	22,412	22,635

Increase in Fair Value of Ontario Nuclear Funds (Note 10)	–	–	–	–	(242)	(242)	435

Capital Contribution to OPG	–	–	–	–	66	66	721

Equity Impact–IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs	–	–	–	–	101	101	136

Book Value of Hydro One Shares Sold (Note 11)	–	–	–	–	–	–	(2,179)

Remittances to Consolidated Revenue Fund	(278)	(2,370)	–	(2,564)	–	(5,212)	(5,488)

Net Assets before AOCI	4,819	473	(48)	817	16,534	22,595	22,412

AOCI at Beginning of Year	(56)	(8)	–	–	(284)	(348)	(365)

Other Comprehensive Income (Loss)	(1)	(1)	–	–	(41)	(43)	17

AOCI at Year End	(57)	(9)	–	–	(325)	(391)	(348)
Net Assets	4,762	464	(48)	817	16,209	22,204	22,064
[1] Amounts reported using IFRS. [2] As at March 31, 2019, the Province owned approximately 47.4 per cent of Hydro One Limited. [3] Amounts related to the Fair Hydro Trust are included in these balances.

108	Consolidated Financial Statements, 2018–2019

  Province of Ontario

  Schedule 9: Government Business Enterprises[1] (cont’d)

  Material balances with entities included in the government’s reporting entity reported in the Consolidated Statement of Financial Position.

As at March 31 ($ Millions)	2019	2018
Financial Assets	876	874

Debts	3,357	3,545

Other Liabilities	176	212

Repayment schedule for long-term debts contracted with third parties.
			Payments to be made in:

As at March 31 ($ Millions)	2019	2018	2020	2021	2022	2023	2024	2025 and thereafter
Hydro One Limited	10,488	10,069	654	803	603	131	–	7,795

Ontario Power Generation Inc.	3,802	3,373	3	231	27	6	206	3,329

Total	14,290	13,442	657	1,034	630	137	206	11,124

The following amounts included in the results of Ontario Power Generation are related to the activities of the Fair Hydro Trust.

Fair Hydro Trust
As at March 31 ($ Millions)	2019	2018

Financing Receivables	1,788	1,639

Debt Financing	1,788	1,639

Revenue	68	14

Expenses	68	14

Net Income	–	–

Consolidated Financial Statements, 2018–2019	109

Province of Ontario Schedule 9: Government Business Enterprises (cont’d)

Ontario Cannabis Retail Corporation

The Ontario Cannabis Retail Corporation (OCRC) was established as a legal subsidiary of the Liquor Control Board of Ontario (LCBO) under the Ontario Cannabis Retail Corporation Act, 2017. As of October 17, 2018, the Cannabis Statute Law Amendment Act came into force, ending the OCRC’s subsidiary relationship to the LCBO. From that date, the OCRC has been a Crown agency with direct accountability to the Ministry of Finance and controlled and consolidated by the Province. The principal business of OCRC is retail and distribution of non-medical cannabis.

Hydro One Limited

The principal business of Hydro One Limited is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Lottery and Gaming Corporation

The OLG Corporation conducts lottery games and operates commercial casinos, charity casinos and slot machines at Ontario racetracks.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. (OPG) is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the northeast and midwest United States.

110	Consolidated Financial Statements, 2018–2019

Province of Ontario Schedule 10: Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges

Sectors	Hospitals		School Boards		Colleges		Total
For the year ended March 31 ($ Millions)	2019	2018 (Restated — See Note 17)	2019	2018 (Restated — See Note 17)	2019	2018 (Restated — See Note 17)	2019	2018 (Restated — See Note 17)
Fees	854	940	303	287	2,821	2,209	3,978	3,436

Ancillary Services	687	621	578	573	331	301	1,596	1,495

Grants and Donations for Research and Other Purposes	1,067	1,164	23	16	48	22	1,138	1,202

Sales and Rentals	601	636	207	152	56	59	864	847

Recognition of Deferred Capital Contributions	387	409	7	6	59	46	453	461

Miscellaneous	569	312	469	419	170	137	1,208	868

Total	4,165	4,082	1,587	1,453	3,485	2,774	9,237	8,309

Consolidated Financial Statements, 2018–2019	111

GLOSSARY

Note: The definitions of the terms in the glossary are provided for clarification and assisting readers of the 2018–19 Annual Report. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited Consolidated Financial Statements.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior-period adjustments.

Amortization: expensing a portion of an asset’s cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Annual Report: the Consolidated Financial Statements of the Province along with supporting statements and schedules.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards and colleges. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board of the Chartered Professional Accountants of Canada (CPA Canada).

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of post-secondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation.

112	Consolidated Financial Statements, 2018–2019

Consolidation: the inclusion of the financial results of government-controlled organizations in the Province’s Consolidated Financial Statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of the Province’s fiscal year is nil. See Reserve.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, which will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by the Province.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Consolidated Financial Statements, 2018–2019	113

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s-length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory.

Financial Instrument: liquid asset, equity security in an entity or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the Government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Printed Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forgivable Loan: advances where the terms and conditions of the loan agreement allow for the non-repayment of the principal or accrued interest when certain conditions are met.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

114	Consolidated Financial Statements, 2018–2019

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period, such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts) and machinery and equipment (e.g., medical equipment, research equipment).

Liquid Reserve: comprises cash and short-term investments managed before consolidation with other government entities. It includes cash in the Province’s bank accounts, money market securities and long-term bonds which have not been lent out through a sale and re-purchase agreement, adjusted for net pledged collateral.

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the Province’s total liabilities and financial assets. It represents the Province’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the Province are tangible capital assets, prepaid expenses and inventories of supplies.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Consolidated Financial Statements, 2018–2019	115

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. Ontarians aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of the Province along with supporting statements and schedules as required by the Financial Administration Act.

Public-Private Partnership (P3): partnerships with the private sector to expand, modernize and replace Ontario’s aging infrastructure. Under P3, provincial ministries and/or project owners establish the scope and purpose of a project, while design and construction work is financed and carried out by the private sector. Typically, only after a project is completed will the province complete payment to the private-sector company.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the Provincial revenue and expense. Actual costs incurred by the ministry, which pertain to the reserve, are recorded as expenses of that ministry. See Contingency Fund.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

116	Consolidated Financial Statements, 2018–2019

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Swaption: an option granting its owner the right but not the obligation to enter into an underlying swap. Although options can be traded on a variety of swaps, the term swaption typically refers to options on interest rate swaps.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: the Province’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not:

•	receive any goods or services directly in return, as would occur in a purchase or sale transaction;
•	expect to be repaid, as would be expected in a loan; or
•	expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

Consolidated Financial Statements, 2018–2019	117

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget, Economic Outlook and Fiscal Review & Ontario Finances

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year.

The Economic Outlook and Fiscal Review is a mid-year fiscal update to the expense and revenue projections of the government.

The Quarterly Finances is a report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year.

For an electronic copy of the Ontario Budget, the Economic Outlook and Fiscal Review or the Ontario Finances, visit the Ministry of Finance website at https://www.ontario.ca/page/ministry-finance.

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act. For electronic access, go to: https://www.fin.gov.on.ca/en/budget/estimates/.

Ontario Finances

For electronic access, go to: www.fin.gov.on.ca.

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: https://www.fin.gov.on.ca/en/economy/ecaccts/.

118	Consolidated Financial Statements, 2018–2019